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January 16, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Pharmasset, Inc.

Registration Statement on Form S-1

Filed May 8, 2006 (File No. 333-133907)

Responses to SEC Comment Letter dated June 5, 2006

Dear Ms. Brandon:

On behalf of Pharmasset, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 5, 2006 relating to the Company’s registration statement on Form S-1 (File No. 333-133907) filed on May 8, 2006 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1. To assist the Staff in reviewing Amendment No. 1, we are delivering, by hand delivery, a copy of this letter and eight bound copies of Amendment No. 1. Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on May 8, 2006.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEM | MENLO PARK

MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SĀO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Form S-1

General

1.	Please note that we have received your request for confidential treatment for certain of your exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

The Company acknowledges the Staff’s comment with respect to the Company’s application for confidential treatment dated May 18, 2006 and awaits the Staff’s comments.

Comments Applicable to the Entire Prospectus

2.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

The Company does not intend to use any graphic, visual or photographic information in the Prospectus other than the graphs appearing on pages 58 and 67 of the Prospectus and the Company’s logo, which appears on the front and back covers of the Prospectus.

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company acknowledges the Staff’s comment and will revise the Prospectus in a subsequent pre-effective amendment to the Registration Statement to include the anticipated price range and all other information that cannot be omitted under Rule 430A.

4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges the Staff’s comment.

Prospectus Cover Page

5.	Please remove the language “Joint Book-Running Managers” from the cover page.

The Company has removed this language from the cover page or the Prospectus in response to this comment.

Summary, page 1

6.	Throughout this section and your Management’s Discussion and Analysis and Business sections, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. In some places, you do not provide the source of your information. In that regard, please revise your document to indicate the sources of information you have relied on making these statements. Additionally with respect to all of the various statistical and other figures you disclose in the document, please provide us with copies of the sources in which you obtained the statistical and other figures. These copies should be marked to indicate the information supporting your statements.

The Company has revised the Prospectus to provide sources for the information noted in the Staff’s comment. Unless otherwise noted in the Prospectus, all market size data is derived from research conducted by Datamonitor, an independent research provider. This has been noted in the introduction to the Summary on page 1 of the Prospectus.

The Company is furnishing supplementally to the Staff marked copies of the requested sources from which the Company obtained the statistical and other figures.

7.	We note that much of the statistical information relating to your potential market relates to the estimated worldwide market. To the extent that you expect to market your product candidates to a smaller market, please revise to highlight the estimate for the market(s) where you expect to market your product candidates.

The Company notes that it has worldwide rights to its HIV product candidates and it intends to seek regulatory approval to commercialize these products in the major markets, including the United States, Europe and Asia. Accordingly, the market data for HIV is shown on a worldwide basis.

For its HCV product candidate, the Company may receive revenue based on either (i) sales from marketing efforts in its retained territories, including Latin America and South Korea or (ii) royalties or co-promotion revenue from marketing efforts in its licensed territories, including the United States and Europe. Therefore, the Company expects that its HCV product candidate could be marketed on a worldwide basis.

For its HBV product candidate, the Company has commercialization rights for North, Central and South America, the Caribbean, Europe and Israel. The Company believes the market data for HBV fairly reflects the potential market for which the Company has marketing rights, as these territories represent the majority of global sales.

8.	If any of the data you disclose in your prospectus were derived from studies or reports that were performed on your behalf, please so indicate and file any appropriate third party consents.

The Company confirms that none of the data disclosed in the Prospectus was derived from studies or reports that were performed on behalf of the Company.

9.	Much of the information presented here is an almost verbatim repetition of the disclosure contained in your Management’s Discussion and Analysis and Business sections of your prospectus. For example, the information contained in your “Overview” and “Nucleoside Analog Opportunities in HIV, HBV and HCV” are repeated word for word to disclosure contained in your Management’s Discussion and Analysis and Business sections. Please limit your disclosure in the summary in accordance with Item 503 of Regulation S-K. The instruction to Item 503 of Regulation S-K states that the summary should not merely repeat the text of the prospectus, nor should the summary include a lengthy description of your business or all of the detailed information in the prospectus. Please revise this section to provide a brief overview of the company and its drug candidates and key aspects of the offering.

The Company has revised the Summary on pages 1 to 4 in response to this comment and has significantly shortened the overview section on page 53 of the Prospectus to delete repetition.

10.	Please revise to state that you have a history of losses, quantify the losses for each of the last three years and your accumulated deficit, state that you expect to continue to incur significant operating losses in future periods and state that none of your product candidates has been approved for sale by regulatory authorities.

The Company has revised the disclosure on pages 5 and 15 in response to this comment.

Our Strategy, page 3

11.	We note your summary of the primary objectives for your company for the future. Please balance the discussion of your strategy in the summary with a discussion of obstacles and risks in implementing the stated objectives.

The Company has revised the disclosure on page 4 in response to this comment.

Risk Factors, page 8

“Our product candidates must undergo rigorous clinical trials, the results . . . .,” page 9

12.	We note your disclosure where you discuss your limited experience in conducting and managing clinical trials necessary to obtain FDA approval or approval by other regulatory authorities. Please consider adding a new separate risk factor that discusses the risks and consequences stemming from your limited experience in conducting and managing clinical trials. In your discussion, please disclose how your experience is limited and provide examples to illustrate your points.

The Company has added a separate risk factor on page 11 in response to this comment.

“Delays in clinical trials could result in increased costs to us and delay our . . . .,” page 9

13.	You indicate that you may experience difficulties in enrolling patients in your clinical trials. To the extent you expect any difficulties, please explain why. Additionally, to the extent you have experienced difficulties in enrolling patients, please revise your disclosure to briefly explain the difficulties you experienced and the impact it made on your studies or research project.

The Company has added an additional risk factor on page 11 in response to this comment.

14.	Describe the common reasons for delays or failures in obtaining regulatory approval to commence a trial.

The Company has added disclosure on page 11 in response to this comment.

“Our product candidates may have undesirable side effects. . .,” page 10

15.	To the extent that you are aware of any serious side effects related to the use of your product candidates, please revise your disclosure to describe these side effects.

The Company is not aware of any serious adverse events resulting from the use of any of its current product candidates, other than the serious adverse events reported by Incyte in connection with the rollover portion of its Phase 2 study of DFC. This is disclosed on page 12.

“We have no sales, marketing or distribution experience. If we decide . . .,” page 12

16.	This risk factor appears to be discussing two separate risks factors, the risk and consequences associated with developing sales and marketing capabilities and the risk of governmental regulation in connection with the marketing of your product candidates. Please ensure that each risk factor only discusses one risk factor and move the discussion pertaining to governmental oversight as a separate risk factor.

The Company has revised the disclosure on page 14 in response to this comment.

“We have incurred net losses since our inception and we anticipate that . . . .,” page 13

17.	Please revise this risk factor heading to indicate that your company has no products available or has never had any products available for commercial sale.

The Company has revised the disclosure on page 15 in response to this comment.

“We will require substantial funds in addition to the net proceeds of this . . . .,” page 13

18.	You indicate that you may require significant additional financing in the future to fund your operations. We also note your disclosure in the Liquidity and Capital Resources section that you believe your current funds together with the net proceeds will be able to fund your operations for the next 18 months. Please disclose that information in this risk factor.

The Company has revised the disclosure on page 15 in response to this comment.

19.	The second half of the second paragraph of this risk factor discusses the drawbacks of raising additional capital, such as dilution, debt covenants, and the relinquishment of rights. Please move your discussion of these drawbacks to a new, separate risk factor.

The Company has revised the disclosure on page 16 in response to this comment.

“The requirements of being a public company may strain our . . . .,” page 14

20.	Please revise to estimate the expected increase in general and administrative expenses.

The Company has expanded the disclosure on page 17 to provide additional examples of the expenses the Company is expecting to incur in connection with becoming a public company. The Company is unable to provide a meaningful estimate of all of the expenses related to becoming a public company at this time.

21.	We note your disclosure that your auditors identified a material weakness under the Interim Standards of the Public Company Accounting Oversight Board. Please revise to include this discussion as a new separate risk factor. Your disclosure should explain the potential consequences if the weakness is not adequately addressed.

The Company has revised the disclosure on page 17 in response to this comment.

“Our success depends in part on our ability to retain and recruit key . . . .,” page 14

22.	We note you have employment agreements with certain of your key employees. Please revise to indicate which employees you have agreements with in this risk factor. According to your description of the employment agreements on page 89 such employees are at will employees. Please revise this risk factor to provide that information.

The Company has revised the disclosure on page 16 in response to this comment.

23.	To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

The Company has revised the disclosure on page 16 in response to this comment.

24.	In addition, please discuss any aspects of your business that may make you less attractive than other companies to potential employees.

The Company has revised the disclosure on page 16 in response to this comment.

“We will need to increase the size of our organization, and we may . . . .,” page 15

25.	You indicate that you plan to hire a significant number of additional employees by the end of 2006. To the extent possible, please quantify the number of employees you plan to hire.

The Company has revised the disclosure on page 17 in response to this comment.

“We and our collaborators depend on third parties to conduct our clinical . . . .,” page 16

26.	Please indicate if you have alternative means available if your relationship with the clinical investigators, medical institutions, contract research organizations or any of the other third parties terminate. If any of these parties will be difficult to replace or will cause delays in receiving regulatory approval, identify the party and file any agreements with these parties as exhibits.

The Company has revised the disclosure on page 18 in response to this comment.

“If parties on whom we rely to manufacture our products or product . . . .,” page 16

27.	Please identify the suppliers that you or your manufacturers substantially rely on for the production of the compounds you need for preclinical and initial clinical trial purposes. To the extent you have any formal agreements with them, please provide the material terms of the agreements and file the agreements as exhibit to your document. If you do not have any long term agreements, please disclose this information and disclose when any short-term supply agreements expire.

The Company has revised the disclosure on page 19 in response to this comment and has addressed this comment on page 20 in the risk factor that follows.

“We may experience difficulties in entering into contracts on favorable . . . .,” page 17

28.

Please identify the supplier that manufactures your supply of clevudine. You indicate that you have entered into an agreement with this supplier. Please disclose the expiration date of that agreement. Additionally, in Business section, please provide the material terms of this agreement and file it as an exhibit. Based on the exhibits filed or listed in the table, it does not appear you have filed any agreements with regards to any supply of clevudine. You also indicate that this supplier also provides you with providing you support in certain areas. Please also provide the material terms of that agreement and file the agreement as well. If you do not believe you are required to file these agreements, please provide us with a detailed legal analysis explaining why you believe you are not substantially dependent on them.

The Company has revised the disclosure on page 20 in response to this comment. The Company supplementally advises the Staff that although the Company is in advanced negotiations with its supplier of clevudine to execute a formal supply agreement relating to clevudine, to date no written agreement has been executed. The Company believes the identity of its supplier should not be publicly disclosed until a definitive agreement has been reached.

“We licensed Racivir, one of our lead product candidates, from Emory . . . .,” page 19

29.	You indicate that Emory University had subsequently taken the position that some of the rights it granted to you exceeded what was permitted under its agreement with Gilead. Please clarify in what ways Emory University believes, as relayed to you, that it exceeded what was permissible under the agreement with Gilead. Please provide similar disclosure in your description of your agreement with Emory on page 62 of your document.

The Company has revised the disclosure on pages 22 and 73 in response to this comment.

30.	Please also indicate if Gilead has communicated to you or to your knowledge to Emory University about the terms and validity of the Racivir license agreement. If so, please so indicate and describe how such communication could impact your operations.

The Company has added disclosure on pages 22 and 73 in response to this comment.

“If we are unable to obtain and maintain adequate patent protection for . . . .,” page 20

31.	Please describe your patents for any key products and the expiration date of such patents.

The Company has revised the disclosure on page 23 pursuant to the Staff’s comments.

32.	In addition, with respect to patents you licensed from third parties, please disclose who has the obligations to take necessary actions to protect patents under your license agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?

The Company has revised the disclosure on page 23 in response to this comment.

“We may be subject to claims that our board members, employees or . . . .,” page 22

33.	Please expanding this discussion to include the possibly that individuals who are currently affiliated with other pharmaceutical and biotech companies may disclose your trade secrets or other proprietary information, and the potential conflict of interest that may arise given that these board members are members of companies that focus on the same therapeutics areas as you. Additionally, please indicate if you require your board members, senior management and scientific staff to enter into any type of confidentiality agreements.

The Company has revised the disclosure on page 25 in response to this comment.

“The rights we rely upon to protect our unpatented trade secrets may .. . . .,” page 22

34.	You state that a former director and founder of Pharmasset have along with four of your former scientists started a new pharmaceutical company that could compete with you in the future. Please indicate if you have any confidentiality agreements or covenant not to compete agreements with any of these individuals. If so, please disclose the expiration date of those agreements. Please also indicate whether you have confidentiality agreement with any of your employees as well.

The Company has revised the disclosure on page 25 in response to this comment.

The Company is in the process of obtaining confidentiality agreements with all of its employees and expects to obtain them prior to the effectiveness of the Registration Statement. To date, the Company has executed confidentiality agreements with more than half of its employees.

35.	Please also indicate when these former officers and employees left Pharmasset to start their own pharmaceutical company.

The Company has revised the disclosure on page 25 in response to this comment.

“Our industry is extremely competitive. If our competitors are able . . . .,” page 22

36.	If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business.

The Company has revised the disclosure on pages 26, 84 and 85 in response to this comment.

37.	Also, you should consider naming your most relevant competitors whose business activities could have a material adverse effect on your prospects or business going forward. If there are too many competitors to name, please disclose the approximate number of competitors in your target markets. We note you have identified some competitors in your Business section.

The Company has revised the disclosure on pages 26 and 84 in response to this comment.

“Even if we achieve market acceptance for our products, we may . . . .,” page 24

38.	Please identify the FDA-approved individual and combination products whose patent is expected to expire in the next several years and whom you expect will compete with you. Please also disclose when those patents will expire.

The Company has revised the disclosure on page 28 in response to this comment.

“We may incur significant costs to comply with laws regulating the . . . .,” page 25

39.	Please indicate if you maintain or intend to obtain any insurance coverage, other than general workers compensation insurance, relating to damage claims arising from your use of hazardous materials. If so, please indicate the coverage amount and any restrictions under the insurance. If you plan on obtaining any coverage in the near future, please so indicate and if the amount you will have to pay to obtain the coverage is material, please disclose that amount.

The Company has revised the disclosure on page 30 in response to this comment.

40.	If you have been found to be in violation of any environmental laws or been the subject of any investigations for violations in the past, please revise to include this information in the discussion.

The Company confirms that it has not been found to be in violation of any environmental laws or been the subject of any investigations for violations in the past.

“A significant portion of our total outstanding shares are restricted from . . . .,” page 26

41.	You indicate that you intend to register all common stock that you may issue under your employee benefit plans after this offering. Please disclose the total number of common stock that may be issued pursuant to your employee benefit plans.

The Company has revised the disclosure on page 30 in response to this comment.

“You will experience immediate and substantial dilution as a result of . . . .,” page 27

42.	Please revise this risk factor to state that shareholders will contribute % of the total amount to fund Pharmasset but will own only % of the shares outstanding.

The Company has revised the disclosure on page 32 in response to this comment. The Company intends to fill in these numbers in a subsequent pre-effective amendment to the Registration Statement.

43.	You indicate that in the past you have issued certain options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. Please indicate how many options and warrants you have outstanding. Please also indicate the exercise price and the expiration dates for both the options and warrants outstanding. If options and warrants were granted at various exercise prices you may disclose the range of exercise prices and the weighted average exercise price. Additionally, with respect to the warrants, please clarify whether the warrants are callable and, if so, how and when you could call the warrants.

The Company has revised the disclosure on page 32 in response to this comment.

“We have not previously paid cash dividends on our common stock and . . . .,” page 28

44.	Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state that readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

The Company has revised the disclosure on page 33 in response to this comment.

Use of Proceeds, page 30

45.	Please disclose the approximate amount and timing of the proceeds you plan to use for the purposes you list in this section, including how much you anticipate spending of each of your leading product candidates. Please also indicate where in the drug development process you expect to be after the expenditure of these proceeds.

The Company has revised the disclosure on pages 6 and 35 in response to this comment.

46.	Please describe which “general corporate purposes” you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

The Company has revised the disclosure on pages 6 and 35 to indicate that the proceeds will be used to fund its Phase 3 trials of clevudine.

Management’s Discussion and Analysis of Financial Condition, page 36

47.	We note your disclosure of the results of your preclinical and clinical trials throughout this section and in your Business section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

The Company has revised the disclosure on pages 41, 42, 63 and 68 in response to this comment.

48.	Disclose what effect the cancellation of the development and license agreement with Incyte will have on your results of operations and cash flows, if any.

The Company has added disclosure on pages 42 and 68 in response to this comment.

49.	Please revise to describe any known or anticipated trends. For example:

•	You state on page 13 that you expect your rate of spending will increase as a result of the increased costs and expenses associated with preclinical and clinical development; and

•	if you expect to pay/receive a milestone payment, disclose the triggering event and quantify the payment.

The Company has added disclosure on page 44 in response to this comment. The terms of the Company’s contracts specifying the individual milestone triggering events are currently subject to a request for confidential treatment that has been previously filed with the Staff. While the Company currently expects to receive a milestone payment under its agreement with Roche in the near future, not all conditions that would trigger Roche’s payment obligation to the Company have been met at this time. The Company expects to update the Prospectus to reflect such milestone payment once all of these conditions have been met.

Overview, page 36

Research and Development Expenses, page 38

50.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please disclose the following information for each of your major research and development projects:

a.	The current status of the project;

b.	The costs incurred during each period presented and to date on the project;

c.	The nature, timing and estimated costs of the efforts necessary to complete the project;

d.	The anticipated completion dates;

e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

f.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

The Company has added disclosure on page 44 in response to this comment.

Critical Accounting Policies and Estimates, page 44

Stock-based Compensation, page 45

51.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

a.	The date of the transaction;

b.	The number of shares/options issued/granted;

c.	The exercise price or per share amount paid;

d.	Management’s fair market value per share estimate and how the estimate was made;

e.	The identity of the recipient, indicating if the recipient was a related party;

f.	Nature and terms of concurrent transactions; and,

g.	The amount of any compensation or interest expense element including the effect on issuances accounted for under the guidance of APB 28.

Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

The Company has attached as Annex A an itemized chronological schedule covering all equity instruments that impact stock-based compensation that were issued since January 1, 2005 through the date of this response.

The fair market value of our common stock, in the absence of a public market for the Company’s common stock, was estimated for financial reporting purposes, using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” Factors that were taken into consideration included the valuations attained by other comparable biotechnology companies in recent initial public offerings; the judgment of investment bankers as to the probability of executing a successful initial public offering; the liquidation preferences of the Company’s preferred stock; the balance of the Company’s cash, cash equivalents and short term investments; and the present value of the Company’s product candidates as estimated, when available, from the market value of publicly traded companies developing comparable product candidates, and when this was not available, by a discounted cash flow (DCF) analysis based on cost and revenue estimates provided by third party clinical research organizations, marketing consultants and management and using discount rates appropriate to the stage of development of our drug candidates provided by an independent appraiser with expertise in the valuation of early stage drug development companies.

The fair value of the common stock at each issuance date is discussed below:

January 17, 2005 ($2.73) – Pharmasset’s technology value was based primarily on DFC, a drug candidate the Company had licensed to Incyte, a publicly traded company. An estimate of the public market value of this program was made based on the public market value of Incyte’s total technology portfolio, the percent of Incyte’s technology value attributed to DFC by independent financial analysts, and Pharmasset’s participation in the future commercial value of DFC relative to Incyte. The value of this technology to investors in a private company was estimated by reducing its public value with a discount factor published in a study by Mercer, Z. Christopher, Quantifying Marketability Discounts, p.80, supplied to the Company by American Appraisal, an independent appraiser retained by the Company. The value of the Company’s common stock to a private investor was then calculated by adding this private technology value to the Company’s cash value and subtracting the liquidation preference payments that would be made to the holders of preferred stock out of the proceeds of a private sale of the Company prior to any participation in the proceeds by the common stock. The value of our common stock in an initial public offering (IPO) was calculated by applying the inverse of the Mercer discount factor to the private technology value, to account for the value of liquidity, and adding the Company’s cash value. No subtraction was made for liquidity preferences, since all the preferred stock will convert to common stock upon an IPO, thus losing its preferential rights to the proceeds of a sale of the Company. The fair market value used for financial reporting purposes was a weighted average of the private and public values, with the weights equal to the probability of executing a successful IPO versus a private sale of the Company, as estimated by management with the advice of investment bankers based on the recent experience of other biotechnology companies. At January 17, 2005, the probability of an IPO was considered to be only 11%, based on market conditions and an uncertainty at such time that holders of a significant number of shares of the Company’s equity capital, including one of the Company’s founders, would cooperate in connection with the IPO. This same method was used for each issuance date, so only variations in its application are discussed below.

March 30, 2005 ($2.49) – The drop in fair market value was primarily due to the drop in Incyte’s stock price.

August 10, 2005 through September 19, 2005 ($3.38) – The increase in fair market value was the net result of the fall in Incyte’s stock price upon the announcement of disappointing clinical data for DFC, offset by the in-licensing of clevudine and the conversion of 73% of the preferred stock to common stock, which removed 73% of the liquidation preferences. The conversion of preferred stock was effected in order to provide the holders of these shares with certain rights granted to holders of common stock pursuant to the Company’s stockholders’ agreement. Additionally, the probability of an IPO was raised to 30% at such time.

May 24, 2006 through July 12, 2006 ($4.06) – The increase in fair market value is the net result of the fall in the value of DFC to zero due to the discontinuation of its development by Incyte, offset by the announcement of positive clinical data for clevudine. The probability of an IPO was raised to 50%, based on market conditions and our receipt of certain assurances that one of the Company’s founders would cooperate in connection with the IPO.

November 7, 2006 ($4.25) – The increase in fair market value is based on the increase in the value of clevudine program as it moves closer to market and with the announcement of additional good clinical data from which higher future revenues were projected.

Obligations and Commitments, page 43

52.	Please revise your table to include your obligations to make milestone payments under the agreement with RFS Pharma as described on page 64. Also include a better discussion of the events that will result in these milestone payments.

The Company has revised the disclosure on page 48 in response to this comment.

The Company believes the contingent nature of the potential milestone payments under the RFS Pharma agreement excludes such payments from the category of “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP” contained in Item 303(a)(5) of Regulation S-K. The Company has requested confidential treatment of the specific events triggering milestone payment obligations related to the development of the licensed product candidate.

Business, page 47

53.	We note that many of your clinical trials were conducted in foreign countries and that many were conducted by other parties. Please revise to clarify the extent to which the FDA will allow you to rely on the results of these trials in support of a new drug application. If the FDA requires that you perform additional testing or is likely to disregard any of these studies, please revise to disclose.

The Company has revised the disclosure on page 60 in response to this comment.

54.	If you intend to seek regulatory approval for your product candidates in any jurisdictions other than the United States, please revise to disclose this information.

The Company has revised the disclosure on page 60 in response to this comment.

Overview, page 47

55.	You indicate that Bukwang recently completed Study 303. Please specify when it was completed.

The Company has revised the disclosure on page 58 in response to this comment.

56.	Please clarify what you mean by “treatment-naïve patients” the first time such term is used. We note you have defined the term later in this section on page 50.

The Company has revised the disclosure on pages 2 and 41 in response to this comment.

Clevudine, page 54

57.	We note that the P value is provided in the graph materials you include in this section. Please disclose in the text of this section the degree of statistical significance or the P value illustrated in the graph. Additionally, please explain what the P value measures.

The Company has revised the disclosure on page 58 in response to this comment.

Racivir, page 57

58.	We note your disclosure in this section where you refer to Phase 1b/2a trials. Please tell us whether your 1b/2a clinical trial meets all the criteria of a Phase 2 clinical trial. If it does not, then please revise to characterize the trial as a Phase 1 trial.

This clinical trial does not meet all the criteria of a Phase 2 clinical trial. The Company has revised the disclosure on page 67 in response to this comment.

59.	Please expand your disclosure regarding the Phase I clinical trial results for your Racivir drug candidate to state whether the results have been subject to any type of statistical analysis and, if so, whether the results of the trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed.

The Company has revised the disclosure on page 67 in response to this comment.

Bukwang Pharm. Co. Ltd., page 60

60.	You indicate that the license you received from Bukwang may be sublicensed in certain circumstances. Please clarify the certain circumstances under which the license can be sublicensed.

The Company has added disclosure on page 70 in response to this comment.

61.	Please also disclose all payments you have made to date to Bukwang. Please also indicate if you are required to make any annual license fee payment, and if the amount is material, please also disclose the license fee amount.

The Company has added disclosure on page 70 in response to this comment. The Company is not required to make annual license fee payments under this agreement.

62.	We note your statement that the agreement with Bukwang will terminate once there are no longer any royalty obligations. Please revise to disclose when the royalty obligations terminate.

The Company has added disclosure on page 70 in response to this comment.

University of Georgia is Research Foundation, Inc. and Yale University, page 61

63.	Please indicate when your agreement with UGARF and Yale ends, and if there are any renewal provisions.

The Company has added disclosure on page 71 in response to this comment. The Company confirms that there are no renewal provisions for this agreement.

64.	Please indicate how much you paid, if anything, to UGARF and Yale for entering into the memorandum of understanding. Please also indicate if you are required to pay UGARF or Yale any additional amounts under the memorandum. If so, please disclose the amount if such amount is material.

The Company has added disclosure on pages 70 and 71 in response to this comment. In the event that the primary license with Bukwang is terminated and the Company receives a license with UGARF and Yale, the memorandum provides that the Company will have the same payment obligations to UGARF and Yale as it has to Bukwang under its current license.

Hoffmann-La Roche, Inc., page 61

65.	Please clarify what you mean by certain co-promotion rights in the United States.

The Company has added disclosure on page 71 in response to this comment.

66.	Please provide us with the exercise price of the warrants and also indicate when these warrants expire.

The Company has added disclosure on page 71 in response to this comment.

67.	If you have received any payments, in addition to the $0.0 million up-front payment, revise to quantify all payments received to date.

The Company has added disclosure on page 71 in response to this comment.

68.	Disclose when the royalty or payment obligations terminate.

The Company has added disclosure on page 71 in response to this comment. The Company believes the specific year of the fixed-term component of the license expiration is confidential and has requested confidential treatment of these terms.

Emory University, page 62

69.	You indicate that your agreement with Emory will expire upon the agreement of all licensed patents related to the DFC and Racivir drugs. Please disclose when the last of the patents for each of these drugs you will expire.

The Company has added disclosure on page 72 in response to this comment.

70.	Disclose the value of the shares issues to Emory on December 30, 1998, December 8, 1998 and the subsequent issuance disclosed in the fourth paragraph.

The Company has added disclosure on page 72 in response to this comment.

Apath, LLC, page 63

71.	Please disclose the payments you made to date to Apath, including the one-time sublicense fee and an annual maintenance fee.

The Company has added disclosure on page 73 in response to this comment.

72.	Please disclose the amount of the annual license fee that you are obligated to pay. Also consider the need to include this obligation in your “Obligations and Commitments” table on page 43.

The Company has added disclosure relating to this annual fee on page 72 in response to this comment. The Company has determined not to include this fee in its “Obligations and Commitments” table because the Company’s obligation to pay the fee for any year is contingent on whether the Company chooses to renew the agreement for such year.

73.	Please also disclose when the last-to-expire US patent in the licensed patent rights will expire.

The Company has added disclosure on page 73 in response to this comment.

74.	Identify your product candidate that is dependent on this agreement.

The Company has added disclosure on page 73 in response to this comment.

Primagen, page 64

75.	Please disclose all payments received to date, including the up-front fee, the patent and research discovery fee and any royalty payments.

The Company has added disclosure on page 74 in response to this comment.

76.	Please disclose the termination date of this agreement as well as any termination provisions.

The Company has added disclosure on page 74 in response to this comment.

RFS Pharma LLC, page 64

77.	Please disclose the termination date of this agreement.

The Company has added disclosure on page 74 in response to this comment.

78.	We note your disclose of the upfront payment amount. Please disclose all payments you have made to date under this agreement.

The Company has added disclosure on page 74 in response to this comment.

79.	Please specify under what circumstances you will reimburse expenses to RFS Pharma.

The Company has added disclosure on page 74 in response to this comment.

80.	You indicate that Dr. Raymond Schinazi is a related party of Pharmasset. Please indicate in what way he is a related party.

The Company has added disclosure on page 74 in response to this comment.

Facilities, page 78

81.	Please disclose when your lease agreement ends and the annual payments required under it.

The Company has added disclosure on page 88 in response to this comment.

Management, page 79

82.	Please revise this section to include the business experience of Michael Inouye from April 2005 to present. If he retired after his tenure at Gilead Sciences, please so state.

The Company has added disclosure on page 93 in response to this comment.

Director Compensation, page 86

83.	Please disclose the exercise price of the options granted to each of the directors listed in this section.

The Company has added disclosure on page 96 in response to this comment.

Employment Agreements, page 89

84.	Please disclose the exercise price of the options granted to Messrs. Price and Meester.

The Company has added disclosure on page 99 in response to this comment. The Company has deleted the summary of Mr. Meester’s employment agreement because it is no longer in effect.

Change in Control Severance Agreements, page 92

85.	You indicate that your employees have entered into change in control agreements. Please clarify which employees have entered into these agreements.

The Company has revised the disclosure on page 101 in response to this comment.

Preferred Stock Issuances, page 97

86.	Please disclose the expiration date of the Series D-1 warrants.

The Company has revised the disclosure on pages 107 and 108 in response to this comment.

Settlement Agreement and Mutual General Release, page 98

87.	You indicate that you settled a disagreement that arose between one of your founders, Dr. Schinazi and your company related to “several issues.” Please describe these issues and his claims.

The Company has revised the disclosure on page 108 in response to this comment.

Change in Independent Registered Public Accounting Firm, page 119

88.	Please revise this discussion explicitly cover the interim period from the date of the last audited financial statements to March 10, 2005, the date of resignation. See Item 304(a)(1)(IV) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

The Company has revised the disclosure on page 129 in response to this comment and has filed with Amendment No. 1 an updated letter from Ernst & Young LLP.

Financial Statements

General

89.	Please revise your financial statements to include updated financial information through March 31, 2006.

The Company has included audited financial statements for the fiscal year ended September 30, 2006 in Amendment No. 1.

Consolidated Statements of Operations, page F-5

90.	Please revise your presentation her to limit the pro forma EPS information to the most recent fiscal year end and the most recent interim period. This applies to all portions of the document where pro forma EPS information is provided.

The Company has revised the financial statements in response to the Staff’s comment.

Notes to the Financial Statements, page F-10

2. Summary of Significant Accounting Policies, page F-10

Stock-Based Compensation, page F-l3

91.	Please tell us how you determined the volatility for the periods presented, and why the expected volatility has decreased since 2003.

The Company has revised the disclosure included in footnote 2 the financial statements on page F-14 to in response to the Staff’s comment.

5. Comprehensive Net Loss, page F-18

92.	Please revise your financial statements to include your disclosure of these amounts within one of your base financial statements. Refer to paragraph 22 of SFAS 130.

The Company has revised the financial statements in response to the Staff’s comment.

9. Redeemable Stock and Stockholders’ (Deficit) Equity, page F-22

Series R-1 Warrants, page F-25

93.	Please provide to us your calculation used to determine the carrying amount of these warrants along with a better discussion of how you accounted for these upon issuance and at each reporting date.

The Company has revised the disclosure included in footnote 8 to the financial statements on page F-27 in response to the Staff’s comment. The Company is supplementally providing to the Staff its calculations used to determine the carrying amount of these warrants as Annex B to this letter.

Redeemable Common Stock, page F-25

94.	Please disclose how you determined the fair market value at which to carry these redeemable common shares.

The Company has revised the disclosure included in footnote 8 to the financial statements on page F-28 in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibits

95.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and has filed all exhibits except exhibits 1.1, 3.2, 3.4, 4.1, 5.1 and 10.21. The Company intends to file all remaining exhibits with subsequent pre-effective amendments to the Registration Statement.

96.	Please revise your exhibit table to include a footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed or will be filed separately with the Commission.

The Company has revised the exhibit table in response to the Staff’s comment.

Signature Page

97.	Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

The Company has revised the signature page in response to this comment.

* * *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or the revised draft of Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-8244, or my associate Rebecca Hoskins at (212) 848-4834.

Very truly yours,

/s/ Danielle Carbone

Danielle Carbone

Encl.

cc:	Suzanne Hayes, Securities and Exchange Commission
Song Brandon, Securities and Exchange Commission
Tabatha Akins, Securities and Exchange Commission
P. Schafer Price, Pharmasset, Inc.
Kurt Leutzinger, Pharmasset, Inc.
Bryce Roberts, Pharmasset, Inc.

ANNEX A

		Options Granted	Exercise Price	Grant Date	GAAP FMV	Compensation per share	Total Compensation
Employees
FY 2005 Grants
Meester*	Mark	75,000	$2.00	17-Jan-05	2.73	$0.73	54,750
Leutzinger*	Kurt	250,000	$2.00	17-Jan-05	2.73	$0.73	182,500
Griffin	Lisa	8,000	$2.00	30-Mar-05	2.49	$0.49	3,920
Meester*	Mark	105,000	$2.00	10-Aug-05	3.38	$1.38	144,900
Ross	Bruce	26,400	$2.00	10-Aug-05	3.38	$1.38	36,432
Anuth	James	9,000	$2.00	10-Aug-05	3.38	$1.38	12,420
da Silva*	Loni	175,000	$2.00	10-Aug-05	3.38	$1.38	241,500
Hook	Christopher	8,000	$2.00	10-Aug-05	3.38	$1.38	11,040
Steuer	Holly	1,000	$2.00	10-Aug-05	3.38	$1.38	1,380
Niu	Congrong	1,000	$2.00	10-Aug-05	3.38	$1.38	1,380
Keilman	Margaret	1,000	$2.00	10-Aug-05	3.38	$1.38	1,380
Jones	Jennifer	750	$2.00	10-Aug-05	3.38	$1.38	1,035
Kerod	Kevin	3,000	$2.00	10-Aug-05	3.38	$1.38	4,140
Sofia*	Michael	76,500	$2.00	10-Aug-05	3.38	$1.38	105,570
Cleary*	Darryl	85,000	$2.00	16-Aug-05	3.38	$1.38	117,300
Hill*	Lynn	120,000	$2.00	1-Sep-05	3.38	$1.38	165,600
Kupsch	Laura	20,000	$2.00	19-Sep-05	3.38	$1.38	27,600

		964,650
FY 2006 Grants
Bao	Haiying	1,000	$2.58	24-May-06	4.06	$1.48	1,480
Beard	Amanda	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Chun	Byoung-Kwon	4,500	$2.58	24-May-06	4.06	$1.48	6,660
De La Rosa*	Abel	60,000	$2.58	24-May-06	4.06	$1.48	88,800
De La Rosa*	Abel	12,000	$2.58	24-May-06	4.06	$1.48	17,760
Du	Jinfa	7,000	$2.58	24-May-06	4.06	$1.48	10,360
Furman*	Phil	30,000	$2.58	24-May-06	4.06	$1.48	44,400
Griffin	Lisa	6,600	$2.58	24-May-06	4.06	$1.48	9,768
Johnson	Patricia	15,000	$2.58	24-May-06	4.06	$1.48	22,200
Khan	Sarah	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Leutzinger*	Kurt	68,500	$2.58	24-May-06	4.06	$1.48	101,380
Meester*	Mark	55,500	$2.58	24-May-06	4.06	$1.48	82,140
Murakami	Eisuke	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Modi	Marlene	87,000	$2.58	24-May-06	4.06	$1.48	128,760
Otto*	Michael	60,000	$2.58	24-May-06	4.06	$1.48	88,800
Price*	Schaefer	75,000	$2.58	24-May-06	4.06	$1.48	111,000
Rachakonda	Suguna	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Roemer*	Alan S.	20,000	$2.58	24-May-06	4.06	$1.48	29,600
Roberts	Bryce A.	20,000	$2.58	24-May-06	4.06	$1.48	29,600
Wang	Peiyuan	7,000	$2.58	24-May-06	4.06	$1.48	10,360
Westby	Keith	20,000	$2.58	24-May-06	4.06	$1.48	29,600
Zennou	Veronique	7,000	$2.58	24-May-06	4.06	$1.48	10,360
Dempsey	Dawn	1,000	$2.58	1-Jun-06	4.06	$1.48	1,480
Curtiss	Kristine	40,000	$2.58	10-Jul-06	4.06	$1.48	59,200

* Related Party		605,100

		Options Granted	Exercise Price	Grant Date	GAAP FMV	Compensation per share	Total Compensation
FY 2007 Grants
Price*	Schaefer	120,000	$2.68	7-Nov-06	4.25	$1.57	188,400
da Silva*	Loni	35,000	$2.68	7-Nov-06	4.25	$1.57	54,950
De La Rosa*	Abel	30,000	$2.68	7-Nov-06	4.25	$1.57	47,100
Cleary*	Darryl	25,000	$2.68	7-Nov-06	4.25	$1.57	39,250
Otto*	Michael	30,000	$2.68	7-Nov-06	4.25	$1.57	47,100
Hill*	Lynn	30,000	$2.68	7-Nov-06	4.25	$1.57	47,100
Leutzinger*	Kurt	38,250	$2.68	7-Nov-06	4.25	$1.57	60,053
Furman*	Phil	15,000	$2.68	7-Nov-06	4.25	$1.57	23,550
Sofia*	Michael	15,000	$2.68	7-Nov-06	4.25	$1.57	23,550
Roberts	Bryce A.	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Roemer*	Alan S.	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Du	Jinfa	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Wang	Peiyuan	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Kupsch	Laura	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Anuth	James	4,000	$2.68	7-Nov-06	4.25	$1.57	6,280
Kerod	Kevin	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Murakami	Eisuke	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Chun	Byoung-Kwon	2,000	$2.68	7-Nov-06	4.25	$1.57	3,140
Rachakonda	Suguna	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Beard	Amanda	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Steuer	Holly	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Niu	Congrong	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Keilman	Margaret	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Bao	Haiying	1,400	$2.68	7-Nov-06	4.25	$1.57	2,198
Westby	Keith	4,200	$2.68	7-Nov-06	4.25	$1.57	6,594
Meester*	Mark	29,750	$2.68	7-Nov-06	4.25	$1.57	46,708
Griffin	Lisa	6,000	$2.68	7-Nov-06	4.25	$1.57	9,420
Johnson	Patricia	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Zennou	Veronique	900	$2.68	7-Nov-06	4.25	$1.57	1,413
Curtiss	Kristine	3,100	$2.68	7-Nov-06	4.25	$1.57	4,867

		435,600
Consultants
FY 2006 Grants
Knill	James	17,000	$2.58	12-Jul-06	4.06	$1.48	25,160

		17,000
Directors
FY 2005 Grants
Inouye*	Michael	40,000	$2.00	10-Aug-05	3.38	$1.38	55,200

		40,000

*	Related Party

		Options Granted	Exercise Price	Grant Date	GAAP FMV	Compensation per share	Total Compensation
FY 2006 Grants
Carney*	William	10,000	$2.58	24-May-06	4.06	$1.48	14,800
Carney*	William	12,000	$2.58	24-May-06	4.06	$1.48	17,760
Hahn*	Elliot	10,000	$2.58	24-May-06	4.06	$1.48	14,800
Hahn*	Elliot	12,000	$2.58	24-May-06	4.06	$1.48	17,760
Williamson*	Robert	10,000	$2.58	24-May-06	4.06	$1.48	14,800
Williamson*	Robert	12,000	$2.58	24-May-06	4.06	$1.48	17,760

		66,000
FY 2007 Grants:
Carney*	William	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Hahn*	Elliot	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Williamson*	Robert	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Inouye*	Michael	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700

		40,000
Total Options Granted		1,692,750					2,933,127

*	Related Party

ANNEX B

Pharmasset, Inc.

Summary of Valuation

		Series D Preferred Valuation (Aug 04, 2004)			Series R Preferred Valuation (Oct 26, 2004)		Preferred Stock Conversions (Jun 15, 2005)	Unfavorable DFC Data (Jul 27, 2005)	Stock Options Granted (Aug 10, 2005)
Valuation:
Technology Valuation
Discounted Cash Flow Analysis	Exhibit B		$42,616			$56,979			$43,915
Guideline Company Analysis	Exhibit C		$38,660			$84,084			48,674

Concluded Technology Value	(a)		$40,638			$70,532			$46,295
Plus: Cash			46,755			56,112			52,000

Equals: Enterprise Value			$87,393	(a)		$126,644			$98,295
Less: Liquidation Preferences	Exhibit D		62,455			66,455			28,547

Equals: Common Stock Value			$24,938			$60,189			$69,748
Shares Outstanding			24,465			25,174			26,276
Plus: In-the-money options			—

Fully Diluted Shares			24,465			25,174			26,276
Per Common Share Analysis:
Private Company Common Stock Value per share			$1.02			$2.39			$2.65
Private Company Conversion Value			$3.57			$5.03			$3.74
Times: Liquidity Premium Value (a)			1.35			1.42			1.36

Equals: Public IPO Value			$4.83			$7.14			$5.07
Common Stock Value Per Share
Private Company Value			$1.02			$2.39			$2.65
IPO Value			$4.83			$7.14			$5.07
Weighted Value Per Share
Private Company Value		50%	$0.51		40%	$0.96		70%	$1.86
IPO Value		50%	2.41		60%	4.29		30%	1.52

Concluded Common Stock Value			$2.92			$5.24			$3.38
Value of Preferred Financing Units (Bottom-Up):			Series D			Series R
Units Placed (000)			7,843			400
Placement Price per unit			$5.10			$10.00

Total Placement Value (000)			$40,001			$4,000
Price paid for Unit			$5.10			$10.00
Less: Market Value of Warrant			$0.69		Ex E	$0.66	Ex F

Equals: Market Value of Preferred Stock Share			$4.41			$9.34
Value of Preferred Financing Unit (Top-Down)
Private Company Value						$14.48	Ex F-1 & F-2
IPO Value						$7.16	Ex F-1 & F-2
Private Company Value					40%	$5.79
IPO Value					60%	$4.30

Concluded Financing Unit Value						$10.09
(a) Illiquidity Premium Factor @	75% to technology value =		$71,295			$123,740			$81,219
Plus: Cash balance			46,755			56,112			52,000

Equals: Public IPO Value			$118,050			$179,852			$133,219
	Per converted share		$4.83			$7.14			$5.07

NOTE: Illiquidity Premium Factor based on study of Pre-IPO private stock transaction study compared 10 subsequent IPO prices. (refer to Exhibit C-1); (Premium is not applied to the cash balance portion of the total common stock value)

Valuation of Series R-1 Warrant

Pharmasset, Inc

Black-Scholes Analysis

Bottoms Up Approach

Series R Preferred Stock		$9.35 [1]
Exercise Price		$12.75
Days until expiration		7.90
Volatility		25%[2]
Risk Free Rate		3.72%[3]
Dividend Yield		0.00%
Black Scholes Option Pricing Model Calculation:
d1		-0.49155
d2		-0.84511
N(d1)		0.31152
N(d2)		0.19903
Value of Series R-1 Warrant		$0.56
Times: Series D-1 Warrants per D Unit		1.18

Equals: Series D-1 Warrant value / D Unit		$0.66
Value of Series D Financing Unit	= Series D Preferred Stock Value + [(0.16 x Series D-1 Warrant Value);
	=	$9.35	+	$0.66
		$10.00

Notes:

[1]	Represents the value of Series R Preferred Stock given a Series R Unit value of $10.00.

[2]	Based on public stock market volatility of selected guideline companie (as shown in Exhibit G, adjusted to reflect the ower value volatility of pieferred stock;

[3]	Based on 5 year US Treasury notes yield, as of October 26, 2004;

American Appraisal Associates. Inc.

Valuation of Series R Financing Unit

Pharmasset, Inc

Series R Financing Unit Value =		Series R-1 Preferred Warrant Value (Ex F-2]	x	Series R Preference Value (Ex A)	+	Common Stock Value (Ex A)	=	Unit Value
1. Private Company Scenario		$2.09	+	$10.00	+	$2.39	=	$14.48
2. IPO Scenario		$0.01	+	0	+	$7.14	=	$7.16
Probability:
1. Private Company Scenario	40%	$0.84	+	$4.00	+	$0.96	=	$5.79
2. IPO Scenario	60%	$0.01	+	0	+	$4.29	=	$4.30

Weighted		$0.85	+	$4.00	+	$5.24	=	$10.09

Valuation of Series R-1 Warrant

Pharmasset, Inc

Black-Scholes Analysis

Top-Down Approach	Private Company Scenario	IPO Scenario
	(Per Warrant)	(Per Warrant)
Series R-1 Preferred Stock Value	$12.03 [1]	$7.14 [4]
Exercise Price	$12.75	$12.75
Days until expiration	730	365 [5]
Volatility	25%[2]	25%[2]
Risk Free Rate	3.72%[3]	3.72%
Dividend Yield	0.00%	0.00%
Black Scholes Option Pricing Model Calculation:
d1	0.22333	-2.04290
d2	-0.13023	-2.29290
N(d1)	0.58836	0.02053
N(d2)	0.44819	0.01093

Value of Series R-1 Warrant	$1.77	$0.01
Times: Series R-1 Warrants per R Unit	1.18	1.18

Equals: Series R-1 Warrant value / R Unit	$2.09	$0.01

Notes:

[1]	Private company value of Series R-1 Preferred Stock Value is equivalent to its preference value of $12.75 per share; discounted to present value at a discount rate of 15%, representing the estimated expected return attributed to the shares’ convertibility, noncumulative dividend and preference rights;

[2]	Based on public stock market volatility of selected guideline companie (as shown in Exhibit G), discounted to 25% to account for inherent stability in value to preferred stock in private company scenario;

[3]	Based on 5 year US Treasury notes yield, as of October 26, 2004;

[4]	IPO value based on conversion value of one share of common stock discounted to present value at 15%;

P. 2

“Adding Ribavirin to interferon increased the SVR rate from a range of about 13% to 19% to a range of about 38% to 43%.”

Expert Opinion

1.	Introduction

2.	Current assessment of treatment efficacy

3.	Current treatment options

4.	Future directions

5.	Conclusion

6.	Expert opinion

Review

Developments in the treatment of chronic hepatitis C

Paul J Pockros

The Scripps Clinic, 10666 N. Torrey Pines Road, La Jolla, CA 92037, USA

Hepatitis C virus is the most common chronic, blood-bourne infection, affecting 170 million people worldwide, approximately 3% of the global population. Of those infected with hepatitis C virus, 50 – 85% will develop chronic hepatitis C. Although hepatitis C is primarily a disease of the liver, a diagnosis is currently defined by the presence of the hepatitis C virus and treatment success is defined by the clearance of the virus. IFN-a is currently the mainstay of chronic hepatitis C therapy; the antiviral and anti-inflammatory components of IFN target both the infectious and the hepatic manifestations of the disease. However, even in combination with ribavirin, interferon therapy is not fully efficacious. Recently, the search for a more effective treatment has led investigators to optimise interferon therapy by developing pegylated interferons. Challenges facing our current treatment of hepatitis C virus include lack of efficacy in patients with difficult-to-treat disease, such as patients with cirrhosis or infected with hepatitis C virus genotype 1 (who represent a majority of US hepatitis C virus infections), the toxicity of combination therapy, the expense and difficulty of therapy and the poor reception of these treatments by many patients. The development of new hepatitis C antiviral agents is critical to our management of this disease. A number of approaches are under investigation, including long-acting interferons, immunomodulators, antifibrotics, specific hepatitis C virus-derived enzyme inhibitors, drugs that either block hepatitis C virus antigen production from RNA or prevent normal processing of hepatitis C virus proteins and other molecular approaches to treating hepatitis C virus, such as ribozymes and antisense oligonucleotides.

Keywords: hepatitis C, interferon, peginterferon alfa-2a, polyethylene glycol, ribavirin

Expert Opin. Investig. Drugs (2002) 11(4):515-528

1. Introduction

Hepatitis C virus (HCV) is the most common chronic, blood-bourne infection in the US, with > 4 million people believed to be infected [1,2]. Since the disease can progress over time to chronic hepatitis C (CHC), hepatic cirrhosis, hepatocellular carcinoma (HCC) and ultimately death, HCV infection is rapidly becoming a major public health issue [1,3-6]. Although the incidence of new infections is decreasing (largely due to improved surveillance of the blood supply and a marked reduction in iv. drug use), the young age of most infected individuals (most are between 30 – 49 years of age) and the time delay between initial infection and the development of complications suggest that the peak public health consequences of the disease have not yet been reached. Indeed, by 2008, rates of cirrhosis and HCC may increase by 65%, liver decompensation by threefold, a need for liver transplantation by fivefold and liver-related deaths due to by CHC twofold [7].

The progression of HCV and the severity of HCV-related liver disease among patients infected with HCV vary widely between individuals, ranging from acute, asymptomatic liver disease to severe disabling CHC that may progress to cirrhosis and HCC [8]. Approximately 15 – 50% of patients with acute HCV infection

Ashley Publications www.ashley-pub.com

2002 © Ashley Publications Ltd ISSN 1354-3734	515

Table 2a. Sustained virological response in patients treated with IFN plus ribavirin.

No. patients/total patients (%)	IFN alfa-2b + ribavirin					13% 19%
Treatment period	24 weeks		48 weeks
	IFN 3 MIU/thrice- weekly	IFN 3 MIU/thrice-weekly + 1000 -1200 mg ribavirin	IFN 3 MIU/thrice-weekly	IFN 3 MIU/thrice-weekly + 1000 -1200 mg ribavirin
All patients	13/231(6) [20]	70/228 (31) [20][a]; 96/277(35)[19][a]	29/225 (13) [20] 53/278 (19)[19]	87/228 (38) [20][b,c]; 118/227 (43) [19][b,g]	ç	38% 43%
HCV genotype
Genotype 1	3/167 (2) [20]	26/164 (16) [20][1]	11/162(7) [20]	46/116 (28) [20][b]
Genotype non-1	10/64 (16) [20]	44/64 (69) [20][a]	18/63 (29) [20]	41/61 (66) [20][b]
Genotype 2,3		64/100 (64) [19]	33/99 (33) [19]	62/97 (64) [19]
Genotype 4,5 or 6
Genotype 1,4,5 or 6		32/177 (18) [19]	20/179 (11) [19]	56/180 (31) [19]

ap < 0.001, by Fisher exact test, for IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (24 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly (48 weeks)

bp < 0.001, by Fisher exact test, for IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly (48 weeks)

cp = 0.060, by Fisher exact test, for IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (24 weeks).

gp = 0.065, by Fisher exact test, for IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks) versus IFN alf-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (24 weeks).

lp = 0.01, by Fisher exact test, for IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (24 weeks) versus IFN alfa-2b

3 MIU/thrice-weekly (48 weeks).

HCV: Hepatitis C virus IFN; Interferon

Table 2b. Sustained virological response in patients treated with PEG-IFN alfa-2a or PEG-IFN alfa-2a plus ribavirin.

No. patients/total patients (%)	PEG-IFN alfa-2a (40 kDa)		Peg-IFN alfa-2a (40kDa) + ribavirin [48]
Treatment period	48 weeks		48 weeks
	180 µg/kg/week	IFN alfa-2b 3 MIU/ thrice-weekly	180 µg/kg/week	180 µg/kg + 1000 - 1200 mg ribavirin	IFN alfa-2b + 1000 - 1200 mg ribavirin
All patients	103/267 (39) [45][j]	50/264 (19) [45]	67/224 (30)	25/453 (56)[k]	200/444 (45)
HCV genotype
Genotype 1			30/145 (21)	137/298 (46)[o]	105/285 (37)
Genotype non-1
Genotype 2,3			34/69 (45)	106/140 (76)[r]	88/145 (61)
Genotype 4,5 or 6	5/11 (45) [102]	0/3 (< 1) [102]
Genotype 1,4,5 or 6

jp = 0.001, by Fisher exact test, for PEG-IFN alfa-2a (40 KD) 180 mg/week (48 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly (48 weeks)

kp = 0.001, by Fisher exact test, for PEG-IFN alfa-2a (40 KD) 180 mg/week + 1000 - 1200 mg/day ribavirin (48 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

op = 0.016, by Fisher exact test, for PEG-IFN alfa-2a (40 KD) 180 mg/week + 1000 - 1200 mg/day ribavirin (48 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

rp = 0.008, by Fisher exact test, for PEG-IFN alfa-2a (40 KD) 180 mg/week + 1000 - 1200 mg/day ribavirin (48 weeks) versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

HCV: Hepatitis C virus; IFN: Interferon.

decreases the risk of HCC, but because most of these studies were not prospective randomised, controlled trials, the relationship has not yet been definitively established [58-63].

While a normalization in ALT and loss of detectable HCV RNA after treatment with IFN is positively correlated with a decrease in fibrosis progression [64], the absence of such a complete response does not indicate a lack of histological benefit. Clinical trials have demonstrated that a number of patients who do not achieve biochemical or virological responses to therapy do obtain some histological ben-

Expert Opin. Investig. Drugs (2002) 11(4).	519

P. 2

“The replacement of interferon with pegylated interferon further increased the SVR rate to a range of about 47% to 54%.”

Expert Opinion

1.	Introduction

2.	Current assessment of treatment efficacy

3.	Current treatment options

4.	Future directions

5.	Conclusion

6.	Expert opinion

Review

Developments in the treatment of chronic hepatitis C

Paul J Pockros

The Scripps Clinic, 10666 N. Torrey Pines Road, La Jolla, CA 92037, USA

Hepatitis C virus is the most common chronic, blood-bourne infection, affecting 170 million people worldwide, approximately 3% of the global population. Of those infected with hepatitis C virus, 50 – 85% will develop chronic hepatitis C. Although hepatitis C is primarily a disease of the liver, a diagnosis is currently defined by the presence of the hepatitis C virus and treatment success is defined by the clearance of the virus. IFN-a is currently the mainstay of chronic hepatitis C therapy; the antiviral and anti-inflammatory components of IFN target both the infectious and the hepatic manifestations of the disease. However, even in combination with ribavirin, interferon therapy is not fully efficacious. Recently, the search for a more effective treatment has led investigators to optimise interferon therapy by developing pegylated interferons. Challenges facing our current treatment of hepatitis C virus include lack of efficacy in patients with difficult-to-treat disease, such as patients with cirrhosis or infected with hepatitis C virus genotype 1 (who represent a majority of US hepatitis C virus infections), the toxicity of combination therapy, the expense and difficulty of therapy and the poor reception of these treatments by many patients. The development of new hepatitis C antiviral agents is critical to our management of this disease. A number of approaches are under investigation, including long-acting interferons, immunomodulators, antifibrotics, specific hepatitis C virus-derived enzyme inhibitors, drugs that either block hepatitis C virus antigen production from RNA or prevent normal processing of hepatitis C virus proteins and other molecular approaches to treating hepatitis C virus, such as ribozymes and antisense oligonucleotides.

Keywords: hepatitis C, interferon, peginterferon alfa-2a, polyethylene glycol, ribavirin

Expert Opin. Investig. Drugs (2002) 11(4):515-528

1. Introduction

Hepatitis C virus (HCV) is the most common chronic, blood-bourne infection in the US, with > 4 million people believed to be infected [1,2]. Since the disease can progress over time to chronic hepatitis C (CHC), hepatic cirrhosis, hepatocellular carcinoma (HCC) and ultimately death, HCV infection is rapidly becoming a major public health issue [1,3-6]. Although the incidence of new infections is decreasing (largely due to improved surveillance of the blood supply and a marked reduction in iv. drug use), the young age of most infected individuals (most are between 30 – 49 years of age) and the time delay between initial infection and the development of complications suggest that the peak public health consequences of the disease have not yet been reached. Indeed, by 2008, rates of cirrhosis and HCC may increase by 65%, liver decompensation by threefold, a need for liver transplantation by fivefold and liver-related deaths due to by CHC twofold [7].

The progression of HCV and the severity of HCV-related liver disease among patients infected with HCV vary widely between individuals, ranging from acute, asymptomatic liver disease to severe disabling CHC that may progress to cirrhosis and HCC [8]. Approximately 15 – 50% of patients with acute HCV infection

Ashley Publications www.ashley-pub.com

2002 © Ashley Publications Ltd ISSN 1354-3734	515

Developments in the treatment of chronic hepatitis C

Table 2c. Sustained virological response in patients treated with PEG-IFN alfa-2b or PEG-IFN alfa-2b plus ribavirin.

No. patients/ total patients (%)	PEG-IFN alfa-2b [28]				PEG-IFN alfa-2b + ribavirin [47]
Treatment period	48 weeks				48 weeks
	0.5 µg/kg/ week	1 µg/kg/ week	1.5 µg/kg/ week	IFN alfa-2b 3 MIU/ thrice- weekly	1.5 µg/kg/week + 800 mg ribavirin	1.5 µg/kg/week x 4 weeks; 0.5 µg/kg/ week x 44 weeks; 1000 - 1200 mg ribavirin	IFN alfa-2b 3 MIU/ thrice weekly + 1000 - 1200 mg ribavirin
All patients	57/315(18)[d]	73/297(25)[c]	71/304(23)[f]	37/303(12)	274/511(54)[h]	244/514(47)[i]	235/505(47)	ç	47% - 54%

HCV genotype Genotype 1	22/211(10)	28/199(14)	31/223(14)	14/217(6)	145/348(42)[m]	118/349(34)[n]	114 - 343(33)
Genotype non-1
Genotype 2, 3	31/88(35)	39/83(47)	36/73(49)	23/81(28)	121/147(82)[p]	122/153(80)[q]	115/146(79)
Genotype 4, 5 or 6	2/10(20)	4/13(31)	3/5(60)	0/4(0)	8/16(50)s	4/12(33)[t]	6/16(38)
Genotype 1, 4, 5 or 6

dp = 0.042, by 72 test, for PEG-IFN alfa-2b 0.5 mg/kg/week versus IFN alfa-2b 3 MIU/thrice-weekly.

ep < 0.001, by 72 test, for PEG-IFN alfa-2b 1.0 mg/kg/week versus IFN alfa-2b 3 MIU/thrice-weekly.

fp < 0.001, by 72 test, for PEG-IFN alfa-2b 1.5 mg/kg/week versus IFN alfa-2b 3 MIU/thrice-weekly.

hp = 0.01, by logistic regression, for PEG-IFN alfa-2b 1.5 mg/kg/week (48 weeks) + 800 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

ip = 0.73, by logistic regression, for PEG-IFN alfa-2b 1.5 mg/kg/week (4 weeks)/PEG-IFN alfa-2b 0.5 mg/kg/week (44 weeks) + 1000 - 1200 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

mp = 0.02, by Fisher exact test, for PEG-IFN alfa-2b 1.5 mg/kg/week (48 weeks) + 800 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks)

np = 0.94, by Fisher exact test, for PEG-IFN alfa-2b 1.5 mg/kg/week (4 weeks)/PEG-IFN alfa-2b 0.5 mg/kg/week (44 weeks) + 1000 - 1200 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

pp = 0.46, by Fisher exact test, for PEG-IFN alfa-2b 1.5 mg/kg/week (48 weeks) + 800/day mg ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

qp = 0.89, by Fisher exact test, for PEG-IFN alfa-2b 1.5 mg/kg/week (4 weeks)/PEG-IFN alfa-2b 0.5 mg/kg/week (44 weeks) - 1000 - 1200 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

sp = 0.72, by Fisher exact test, for PEG-IFN alfa-2b 1.5 mg/kg/week (48 weeks) + 800 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

tp > 0.99, by Fisher exact test, for PEG-IFN alfa-2b 1.5 mg/kg/week (4 weeks)/PEG-IFN alfa-2b 0.5 mg/kg/week (44 weeks) + 1000 - 1200 mg/day ribavirin versus IFN alfa-2b 3 MIU/thrice-weekly + 1000 - 1200 mg/day ribavirin (48 weeks).

HCV: Hepatitis C virus; IFN: Interferon.

efit from treatment [26,27 65-67]. This effect is independent of HCV genotype, factors associated with fibrosis progression rate (alcohol consumption rate, sex and age) and fibrosis progression rate before treatment. In the report by Yoshida and colleagues [59], there was clear cut benefit on the rate of development of HCC in patients with a sustained virological response. This study also suggests that patients receiving IFN, who do not achieve a sustained virological response, still have a decreased risk of HCC, although less so than those with a sustained virological response. These data suggest that cirrhotic patients who are likely to develop HCC should be treated with a full course of IFN that must be continued even if these patients display no virological response by week 12 of therapy.

Cost-effective analyses with extended duration IFN mono-therapy indicate favourable economic savings compared to other accepted medical interventions [68,69]. However, the low sustained response rate, despite a year or more of IFN mono-

520	Expert Opin. Investig. Drugs (2002) 11(4)

P. 2

“350 million people worldwide are chronically infected with HBV.”

Fact Sheet No204

Revised October 2000

Hepatitis B

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. It is preventable with safe and effective vaccines that have been available since 1982. Of the 2 billion people who have been infected with the hepatitis B virus (HBV), more than [[350 million have chronic (lifelong) infections.]] These chronically infected persons are at high risk of death from cirrhosis of the liver and liver cancer, diseases that kill about one million persons each year. Although the vaccine will not cure chronic hepatitis, it is 95% effective in preventing chronic infections from developing, and is the first vaccine against a major human cancer. In 1991, the World Health Organization (WHO) called for all children to receive the hepatitis B vaccine, and 116 countries have added this vaccine to their routine immunization programmes. However, the children in the poorest countries, who need the vaccine the most, have not been receiving it because their governments cannot afford it. Fortunately, hepatitis B vaccine will soon be available in these countries with the assistance of the Global Alliance for Vaccines and Immunization (GAVI) and the Global Fund for Children’s Vaccines.

http://www.who.int/mediacentre/factsheets/fs204/en/print.html

P. 2

“Approximately 4.4 million people in the United States, Italy, Spain, Germany, the United Kingdom and France [have chronic HBV infection.]”

Table 6:	HBV prevalence and total patient population in the seven major markets, 2004

Country	Country population*	Estimated prevalence (%)		Estimated total patient pool
Japan	127,333,002	2.0	[1]	2,546,660
Italy	58,057,477	2.6	[2]	1,509,494
US	293,027,571	0.4	[3]	1,260,019
Spain	40,280,780	2.0	[4]	813,671
Germany	82,424,609	0.6	[5]	494,548
UK	60,270,708	0.3	[6]	180,812
France	60,424,213	0.2	[7]	120,848
Total	721,818,360	1.0%		6,926,053

Source:

*	CIA, July 2004;
[1]	WHO, 1998 (data from 1985);
[2]	Spanda et al. (2001);
[3]	CDC;
[4]	Centro Nacional de Epidemiologia;
[5]	Robert Koch Institut;

6 HPA; [7] Goudeau & Dubois (1995)	D A T A M O N I T O R

1,509,494 + 1,260,019 + 813,671 + 494,548 + 180,812 + 120,848 = 4,379,392

P. 2

“The global market for HBV therapeutics may grow significantly from its current level of approximately $500 million”

Table 2:	Total HBV market sales forecasts, 2005–2015, US, EU and Pacific Rim

CAGR 2004–2015: 8.8%

Sales per year ($m)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
NRTIs	240	309	396	512	597	653	680	657	621	581	592	608
IMs	271	278	278	283	285	289	296	314	323	335	347	361

Total	511	587	674	795	883	943	976	971	944	916	939	969

Abbreviations: IM, immunomodulators; NRTI, nucleoside/nucleotide reverse transcriptase inhibitors.

Source: Datamonitor; MIDAS Sales Data, IMS Health, April

2005, Copyright ©. Reprinted with permission	D A T A M O N I T O R

“Lara Holt” <lholt@datamonitor.com>	To	“Michael Brueck” <michael.brueck@shearman.com>
03/31/2006 03:22 AM	cc	“Anne Delaney” <adelaney@datamonitor.com>
bcc
	Subject	RE: Pacific Rim Market Definition Inquiry

History:	This message has been replied to and forwarded.

Dear Mike,

The Pacific Rim comprises China, Hong Kong, Japan, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand.

If you have any further questions, please do not hesitate to contact me.

Kind regards,

/s/ Lara
Lara Holt
Senior Analyst, Forecasting
Datamonitor plc t: +44 (0)20 7675 7323 f: +44 (0)87 7675 7500

For further information, please visit our website: www.datamonitor.com

P. 3

“The WHO estimates that nearly 180 million people, or approximately 3% of the world’s population, are infected with HCV. 130 million of these individuals are chronic HCV carriers, at risk of developing liver cirrhosis or liver cancer.”

Hepatitis C

Hepatitis C has been compared to a “Viral time bomb”. WHO estimates that about [[180 million]] people, some [[3%]] of the world’s population, are infected with hepatitis C virus (HCV), [[l30 million]] of whom are chronic HCV carriers at risk of developing liver cirrhosis and/or liver cancer. It is estimated that three to four million persons are newly infected each year, 70% of whom will develop chronic hepatitis. HCV is responsible for 50–76% of all liver cancer cases, and two thirds of all liver transplants in the developed world.

http://www.who.int/immunization/topics/hepatitis_c/en/index.html

P. 3

“The WHO has reported that approximately 15 million chronic HCV carriers are located in the United States, Europe and Japan.”

Viral Cancers

Disease Burden

Hepatitis C has been compared to a “viral time bomb”. WHO estimates that about 180 million people, some 3% of the world’s population, are infected with hepatitis C virus (HCV), 130 million of whom are chronic HCV carriers at risk of developing liver cirrhosis and/or liver cancer. It is estimated that three to four million persons are newly infected each year, 70% of whom will develop chronic hepatitis. HCV is responsible for 50–76% of all liver cancer cases, and two thirds of all liver transplants in the developed world.

Disease prevalence is low (< l%) in Australia, Canada and northern Europe, about 1% in countries of medium endemicity such as the USA and most of Europe, and high (>2%) in many countries in Africa, Latin America and Central and South-Eastern Asia. In these countries, prevalence figures between 5% and 10% are frequently reported. The extremely high seroprevalence of HCV in the Nile delta of Egypt was found to increase with age from 19% in those 10–19 years of age to about 60% in 30 year-old persons, and is thought to be the major cause of the high prevalence of liver cirrhosis in the country.

Current estimates in the USA are that [[3.9 million]] Americans are chronically infected with HCV, with prevalence rates as high as 8–10% in African Americans. Haemodialysis patients, haemophiliacs, drug addicts and people transfused with blood before 1990 are particularly affected by the disease. Injectable drug use remains the main route of transmission, accounting for nearly 90% of new HCV infections. Sexual transmission is thought to be relatively unfrequent.

http://www.who.int/vaccine_research/diseases/viral_cancers/en/print.html

WHO | Hepatitis C	Page 1 of 3

Fact sheet No164

Revised October 2000

Hepatitis C

WHO | Hepatitis C	Page 2 of 3

HCV is spread primarily by direct contact with human blood. Transmission through blood transfusions that are not screened for HCV infection, through the reuse of inadequately sterilized needles, syringes or other medical equipment, or through needle-sharing among drug-users, is well documented. Sexual and perinatal transmission may also occur, although less frequently. Other modes of transmission such as social, cultural, and behavioural practices using percutaneous procedures (e.g. ear and body piercing, circumcision, tattooing) can occur if inadequately sterilized equipment is used. HCV is not spread by sneezing, hugging, coughing, food or water, sharing eating utensils, or casual contact.

In both developed and developing countries, high risk groups include injecting drug users, recipients of unscreened blood, haemophiliacs, dialysis patients and persons with multiple sex partners who engage in unprotected sex.

In developed countries, it is estimated that 90% of persons with chronic HCV infection are current and former injecting drug users and those with a history of transfusion of unscreened blood or blood products.

In many developing countries, where unscreened blood and blood products are still being used, the major means of transmission are unsterilized injection equipment and unscreened blood transfusions. In addition, people who use traditional scarification and circumcision practices are at risk if they use or re-use unsterilized tools.

PREVALENCE

WHO estimates that about 170 million people, 3% of the world’s population, are infected with HCV and are at risk of developing liver cirrhosis and/or liver cancer. The prevalence of HCV infection in some countries in Africa, the Eastern Mediterranean, South-East Asia and the Western Pacific (when prevalence data are available) is high compared to some countries in North America and Europe.

Table 1: Hepatitis C estimated prevalence and number infected by WHO Region

WHO Region	Total Population (Millions)	Hepatitis C prevalence Rate %	Infected Population (Millions)	Number-of countries by WHO Region where data are not available
Africa	602	5.3	31.9	12
Americas	785	1.7	13.1	7
Eastern Mediterranean	466	4.6	21.3	7
Europe	858	1.03	8.9	19
South-East Asia	1 500	2.15	32.3	3
Western Pacific	1 600	3.9	62.2	11

Total	5 811	3.1	169.7	57

Source: Weekly Epidemiological Record. No 49, 10 December 1999, WHO

DIAGNOSIS

http://www.who.int/mediacentre/factsheets/fs164/en/print.html	3/1/2006

WEEKLY EPIDEMIOLOGICAL RECORD, No. 49, 10 DECEMBER 1999 • RELEVÉ ÉPIDEMIOLOGIQUE HEBDOMADAIRE, No 49, 10 DECEMBER 1999

Table 1 Hepatitis C, prevalence rates based on published reports, by country/area	Tableau 1 Hépatite C, taux de prévalence basés sur les rapports publiés, par pays/territoire

Country/area Pays/territoire	Rates – Tax (%)
Algeria – Algérie	0.2
Angola	1.0
Argentina – Argentine	0.6
Australia – Australie	0.3
Austria – Autriche	0.2
Bangladesh	2.4
Belarus – Bélarus	1.4
Belgium – Belgique	0.9
Belize	0.1
Benin – Bénin	1.5
Bhutan – Bhoutan	1.3
Bolivia – Bolivie	11.2
Botswana	0.0
Brazil – Brésil	2.6
Bulgaria – Bulgarie	1.1
Burundi	11.1
Cambodin – Cambodge	4.0
Cameroon – Cameroun	12.5
Canada	0.1
Central African Republic – République centrafricaine	4.5
Chod – Tchad	4.8
Chile – Chili	0.9
China – Chine	3.0
Colombia – Colombie	1.0
Costa Rica	0.3
Croatia – Croatie	1.4
Cuba	0.8
Cyprus – Chypre	0.1
Czech Republic – République tchéque	0.2
Democratic Republic of the Congo – République démocratique du Congo	6.4
Denmark – Danemark	0.2
Dominicon Republic – République dominicaine	2.4
Ecuador – Equateur	0.7
Egypt – Egypte	18.1
El Salvador	0.2
Ethiopia – Ethiopie	0.8
Finland – Finlande	0.02
France	1.1
French Guiana – Guyane française	1.5
Gabon	6.5
Germany – Allemagne	0.1
Ghana	2.8
Greece – Gréce	1.5
Grenada – Grenade	1.1
Guadeloupe	0.8
Guatemala	0.7
Guinea – Guinée	10.7
Haiti – Háíti	2.0
Honduras	0.1
Hong Kong Special Administrative Region of China – Hong Kong, Région administrative spéciale de la Chine	0.5
Hungary – Hongrie	0.9
Iceland – Islande	0.1
India – Inde	1.8
Indonesia – Indonésie	2.1
Iraq	0.5
Ireland – Irlande	0.1
Israel – Israël	0.4
Italy – Italie	0.5
Jamaica – Jamaïque	0.3
Japan – Japon	2.3	x 126,686,000 = 2,913,778
Jordan – Jordanie	2.1
Kenya	0.9
Kiribati	4.8
Kuwait – Kowéit	3.3
Libyan Arab Jamahiriya – Jamahiriya arabe libyenne	7.9
Luxembourg	0.5
Madagascar	3.3
Malaysia – Malaisie	3.0
Mauritania – Mauritanie	1.1
Mauritius – Maurice	2.1
Mexico – Mexique	0.7
Micronesia (Federated States of) – Micronésie (Etats fédérés de)	1.5
Mongolia – Mongolie	10.7
Morocco – Maroc	1.1
Mozambique	2.1
Nepal – Népal	0.6
Netherlands – Pays-Bas	0.1
New Zealand – Nouvelle-Zélande	0.3
Nicaragua	0.6
Niger	2.5
Nigeria – Nigéria	1.4
Norway – Novérge	0.1
Oman	0.9
Pakistan	2.4
Panama	0.1
Papua New Guinea – Papouasie-Nouvelle-Guinée	0.6
Paraguay	0.3
Peru – Pérou	1.6
Philippines	3.6
Poland – Pologne	1.4
Portugal	0.5
Puerto Rico – Porto Rico	1.9
Qatar	2.8
Republic of Korea – République de Corée	1.7
Republic of Moldova – République de Moldova	4.9
Réunion	0.8
Romania – Roumanie	4.5
Russian Federation – Fédération de Russie	2.0
Rwanda	17.0
Saudi Arabia – Arabie saoudite	1.8
Senegal – Sénégal	2.9
Seychelles	0.8
Sierra Leone	2.0
Singapore – Singapour	0.5
Slovakia – Slovaquie	0.4
Solomon Islands – Iles Salomon	0.9
Somalia – Somalie	0.9
South Africa – Afrique du Sud	1.7
Spain – Espagne	0.7
Sudan – Soudon	3.2
Suriname	5.5
Swaziland	1.5
Sweden – Suéde	0.003
Switzerland – Suisse	0.2
Thailand – Thaílande	5.6
Togo	3.3

426

Table 1. Population by Single Year of Age and Sex - Total population, Japanese population, October 1, 1999 (Thousand Persons)

Total	126,686	61,972	64,714	95.8	125,432	61,358	64,074	95.8

http://www.stat.go.jp/english/data/jinsui/1999np/zuhyou/15k3d-01.xls

3.9 million + 8.9 million + 2,913,778 = 15.7 million

P. 3

“Worldwide sales of HCV drugs in 2005 were approximately $2.2 billion.”

Executive Summary

Datamonitor insight into the HCV market

The HCV market is expected to grow from $2.2 billion in 2005 to $4.4 billion in 2010 and $8.8 billion in 2015. Growth will be driven mainly by the rapid uptake of new drugs and potentially the use of multiple drugs in the same treatment regime, the premium pricing these will be able to command and the increase in the number of patients seeking treatment

Chronic HCV affects an estimated 10 million patients in the seven major markets. Less than half of all chronic HCV patients are thought to have been diagnosed, and significantly fewer receive treatment. Datamonitor estimates that, on average, only 2.15% of all HCV patients are treated each year in the seven major markets, ranging from 1.0% in Italy to 5.6% in Germany. Key reasons for the low treatment rates are limited efficacy, significant toxicity and long treatment duration associated with the current standard of care, pegylated interferon (Peg-IFN) plus ribavirin (RBV) combination therapy.

With only a fraction of patients receiving antiviral therapy, growth in the HCV market has been sluggish. Datamonitor estimates that the chronic HCV market was worth $2.2 billion in 2005, having grown at a CAGR of 2.4% since 2002. However, growth is expected to accelerate from 2009 onwards concomitant with the launch of new antivirals with novel mechanisms of action. In light of the high unmet need in HCV and the limitations associated with current therapy. Datamonitor believes that these drugs, in particular Vertex’s protease inhibitor VX-950, will be in a strong position to command premium pricing.

Current clinical trial designs and results favor the use of small molecule antivirals—including direct HCV inhibitors—in combination with Peg-IFN, with or without RBV. Small molecule antivirals will thus not take market share from existing drugs but expand the market instead. Value may further be added through the use of multidrug therapy consisting of more than one small molecule antiviral in the treatment regime. This could be an attractive option for nonresponders and relapsere: the simultaneous use of different drugs with complementary mechanisms of action has the potential to maximize the likelihood of treatment success.

Datamonitor expects overall treatment rates to increase significantly as a consequence of new drug launches. Key opinion leader research conducted as part of this report has revealed that, in addition to a large proportion of patients not being eligible for treatment, many currently refuse therapy and would only consider

P. 3

“According to a 2005 report by UNAIDS and the WHO, over 40 million people worldwide are living with HIV.”

http://www.unaids.org/epi/2005/doc/EPIupdate2005_pdf_en/epi-update2005_en.pdf

AIDS epidemic update: December 2005

1

http://www.unaids.org/epi/2005/doc/EPIupdate2005_pdf_en/epi-update2005_en.pdf

P. 3

“According to a 2005 report by UNAIDS and the WHO, approximately 1.9 million people in North America and Western and Central Europe are living with HIV.”

http://www.unaids.org/epi/2005/doc/EPIupdate2005_pdf_en/epi-update2005_en.pdf

AIDS epidemic update: December 2005

Introduction

Regional HIV and AIDS statistics and features, 2003 and 2005

	Adults and children living with HIV	Adults and children newly infected with HIV	Adult prevalence (%)*	Adult and child deaths due to AIDS
Sub-Saharan Africa
2005 2003	25.8 million [23.8–28.9 million] 24.9 million [23.0–27.9 million]	3.2 million [2.8–3.9 million] 3.0 million [2.7–3.7 million]	7.2 [6.6–8.0] 7.3 [6.7–8.1]	2.4 million [2.1–2.7 million] 2.1 million [1.9–2.4 million]

North Africa and Middle East
2005 2003	510 000 [230 000–1.4 million] 500 000 [200 000–1.4 million]	67 000 [35 000–200 000] 62 000 [31 000–200 000]	0.2 [0.1–0.7] 0.2 [0.1–0.7]	58 000 [25 000–145 000] 55 000 [22 000–140 000]

South and South-East Asia
2005 2003	7.4 million [4.5–11.0 million] 6.5 million [4.0–9.7 million]	990 000 [480 000–2.4 million] 840 000 [410 000–2.0 million]	0.7 [0.4–1.0] 0.6 [0.4–0.9]	480 000 [290 000–740 000] 390 000 [240 000–590 000]

East Asia
2005 2003	870 000 [440 000–1.4 million] 690 000 [350 000–1.1 million]	140 000 [42 000–390 000] 100 000 [33 000–300 000]	0.1 [0.05–0.2] 0.1 [0.04–0.1]	41 000 [20 000–68 000] 22 000 [11 000–37 000]

Oceania
2005 2003	74 000 [45 000–120 000] 63 000 [38 000–99 000]	8200 [2 400–25 000] 8900 [2 600–27 000]	0.5 [0.2–0.7] 0.4 [0.2–0.6]	3600 [1700–8200] 2000 [9 10–4900]

Latin America
2005 2003	1.8 million [1.4–2.4 million] 1.6 million [1.2–2.1 million]	200 000 [130 000–360 000] 170 000 [120 000–310 000]	0.6 [0.5–0.8] 0.6 [0.4–0.8]	66 000 [52 000–86 000] 59 000 [46 000–77 000]

Caribbean
2005 2003	300 000 [200 000–510 000] 300 000 [200 000–510 000]	30 000 [17 000–71 000] 29 000 [17 000–68 000]	1.6 [1.1–2.7] 1.6 [1.1–2.7]	24 000 [16 000–40 000] 24 000 [16 000–40 000]

Eastern Europe and Central Asia
2005 2003	1.6 million [990 000–2.3 million] 1.2 million [740 000–1.8 million]	270 000 [140 000–610 000] 270 000 [120 000–680 000]	0.9 [0.6–1.3] 0.7 [0.4–1.0]	62 000 [39 000–91 000] 36 000 [24 000–52 000]

Western and Central Europe
2005	720 000	22 000	0.3	12 000	0.72 million +1.2 million
= 1.92 million

2003	[570 000–890 000] 700 000 [550 000–870 000]	[15 000–39 000] 20 000 [13 000–37 000]	[0.2–0.4] 0.3 [0.2–0.4]	<15 000 12 000 <15 000

North America
2005	1.2 million	43 000	0.7	18 000

2003	[650 000–1.8 million] 1.1 million [570 000–1.8 million]	[15 000–120 000] 43 000 [15 000–120 000]	[0.4–1.1] 0.7 [0.3–1.1]	[9 000–30 000] 18 000 [9 000–30 000]

TOTAL
2005 2003	40.3 million [36.7–45.3 million] 37.5 million [34.0–41.9 million]	4.9 million [4.3–6.6 million] 4.6 million [4.0–6.0 million]	1.1 [1.0–1.3] 1.1 [1.0–1.2]	3.1 million [2.8–3.6 million] 2.8 million [2.5–3.1 million]

3

http://www.unaids.org/epi/2005/doc/EPIupdate2005_pdf_en/epi-update2005_en.pdf

P. 3

“. . . an additional 40,000 new patients are diagnosed [with HIV] each year in the United States.”

Fact Sheet - A Glance at the HIV/AIDS Epidemic	Page 1 of 4

A Glance at the HIV/AIDS Epidemic

View PDF (374 KB, 2 pages)

HIV/AIDS Diagnoses

At the end of 2003, an estimated 1,039,000 to 1,185,000 persons in the United States were living with HIV/AIDS [1]. In 2003, 32,048 cases of HIV/AIDS were reported from the 33 areas [32 states and the US Virgin Islands) with long-term, confidential name-based HIV reporting [2]. When all 50 states are considered, CDC estimates that approximately [[40,000]] persons become infected with HIV each year [1].

http://www.cdc.gov/hiv/PUBS/Facts/At-A-Glance.htm

P. 3

“It is estimated that the current market for HIV therapeutics is approximately $6.5 billion.”

1

Pipeline Insight: HIV

Hold your horses

Although the HIV pipeline is relatively active, with 27 compounds in clinical development, most are Phase I or II. Indeed, the only products likely to reach the market before 2009/10 are tipranavir and capravirine, but the development of both of these has been beset by disappointing data and uncertain positioning.

Tipranavir and capravirine are, therefore, viewed as ‘holding drugs’, where they satisfy an immediate unmet need, but will be replaced as new, more efficacious products are subsequently launched. As such, optimism surrounding the therapeutic benefits of pipeline antiretrovirals, while not misplaced, may be premature and not realized until 2009/10.

Reference Code: DMHC2067

Publication Date: 04/2005

www.datamonitor.com

Datamonitor USA	Datamonitor Europe	Datamonitor Germany	Datamonitor Asia Pacific
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2

3

P. 3

“[The market for HIV therapeutics] could reach $10.0 billion by 2008 . . .”

30

GRIFFIN

Chrystyna Bedrij
Thomas Finnigan
Scott C. Matchett, CFA

Biotechnology/Pharmaceuticals

HIV/AIDS Industry Report – April 2005

Major Developments in the Treatment of HIV / AIDS

The Problems...

Structure of Human Immunodeficiency Virus (HIV)

...The Solutions?

biogen idec, PROCYON, ACHILLION, PHARMASSET, Incyte, TRIMERIS, VERTEX, Roche, Medivir, AnorMED Inc., Abbott Laboratories, gsk GlaxoSmithKline, TIBOTEC, MERCK, Pfizer, Boehringer Ingelheim, Agouron Pharmaceuticals, Inc. A Pfizer Company, Schering-Plough, Aventis, CEL-SCI Corporation, GILEAD SCIENCES, HOLLIS EDEN, Bristol-Myers Squibb, Progenics Pharmaceuticals, Inc., CHIRON, Aethlon Medical, Inc., Johnson & Johnson

Griffin Securities, Inc., 17 State Street, New York, NY, 10004 • *Member NASD, SIPC* • (212) 509-9500
PLEASE REVIEW DISCLOSURES ON PAGE 49 OF THIS RESEARCH REPORT

31

1. EXECUTIVE SUMMARY

Current research and development for HIV is focused on adjunctive therapy, which when combined with existing HAART (Highly Active Anti-Retroviral Therapy) regimens reduce side effects, enhance the efficacy of existing treatments and delay the progression of the HIV virus. The majority of these therapies are currently in clinical trials in late stage patients, where existing HAART regimens fail due to a build-up of drug resistance and a worsening of immune response. Choosing a proper salvage therapy remains a vexing problem in HIV treatment, particularly for patients that have failed multiple anti-viral drug regimens. It is likely that salvage therapy will become more prominent going forward as currently treated HIV infected patients develop resistance.

Today, there are approximately 25 AIDS drugs on the market, falling into four general classes: Nucleoside Reverse Transcriptase Inhibitors (NRTIs), Protease Inhibitors (PIs), Non-Nucleoside Reverse Transcriptase Inhibitors (NNRTIs); and Fusion Inhibitors. These drugs are usually used in combinations of three or more to create an effective antiviral therapy, In addition, there are multiple investigational new drug applications (INDs) that have been submitted to the U.S. Food and Drug Administration to conduct clinical trials on HIV candidates.

With approximately five million people becoming newly infected with HIV in 2004 combined with the ability of HIV infected people to live longer than in years past due to better efficacy in novel anti-HIV drugs; the market for antiretroviral therapy should continue to grow. In the continued absence of any “cure” we expect the use of combination or “cocktail” therapy to continue to increase the overall size of the HIV market in the future. [Anti-HIV drug sales were approximately $6 billion in 2003 and this market has the potential to reach $10 - $12 billion by 2007/8]. As a fairly immature market, new drugs and adjunct therapies with novel mechanisms of action or unique resistance profiles are sorely needed in the fight against HIV. Constant innovation, in terms of efficacy, side effect profile, and dosing are helping to expand the market.

Although combination therapy has demonstrated the ability to slow resistance development, resistant mutant strains have been identified to the drugs currently used during the course of coactive therapy studies, and cross-resistance among many agents has been increasingly recognized. Even brief periods of non-compliance can reduce or eliminate the ability of coactive therapy to suppress the virus, and may thus accelerate the development of resistance. Once-daily therapies will most likely continue to increase in demand in the near future.

32

P. 4

“14 nucleoside analogs approved by the FDA for the treatment of HBV, HCV or HIV.”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

Multi-class Combination Products

Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months

1	Emtriva	emtricitabine, FTC	Gilead Sciences	02-Jul-03	10 months

2	Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months

	Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months

3	Hivid	zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-June-92	7.6 months

4	Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months

	Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months

	Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months

5	Videx EC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months

6	Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months

7	Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months

8	Zerit	stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months

9	Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

FDA Approved HIV AIDS Drugs	Page 2 of 3

Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)

Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months

Sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months

Viramune	nevirapine, NVP	Boehringer Ingelheim	21-June-96	3.8 months

Protease Inhibitors (Pls)

Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months

Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months

Crixivan	indinavir, IDV,	Merck	13-Mar-96	1.4 months

Fortovase	saquinavir (no longer marketed)	Hoffman-La Roche	7-Nov-97	5.9 months

Invirase	saquinavir mesylate, SQV	Hoffman-La Roche	6-Dec-95	3.2 months

Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months

Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months

Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months

Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months

Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months

Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months

Fusion Inhibitors

Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
Fuzeon	enfuvirtide,T-20	Hoffman-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV Infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

Hepatitis C Treatments - HIV and Hepatitis.com	Page 1 of 4

FDA-approved Monotherapy

•     lntron A (Recombinant interferon alfa-2b) - Articles on Intron A

•     Roferon A (Recombinant interferon alfa-2a) - Articles on Roferon A

•     Infergen (consensus interferon; interferon alfacon-1) - Articles on Infergen

•     PEG-Intron (pegylated interferon alfa-2b) - Articles on PEG-Intron

•     Pegasys (pegylated interferon alfa-2a) - Articles on Pegasys

HIV and Hepatitis.com

Coverage of the 57th Annual Meeting of the American Association for Study of Liver Disease (57th AASLD)

October 27 - 31, 2006, Bc Massachusetts

HIV and Hepatitis.com

Coverage of

Digestive Disease Week 2006

May 20 - 25, 2006, LA, CA

DDW 2006 Main Page

FDA-approved Combination Therapy

• Intron A + Rebetol (interferon alfa-2b + ribavirin) - Articles on Intron A/Rebetol

10

•     Roferon A + Ribavirin (interferon alfa-2a + ribavirin) - Articles on Roferon A/Ribavirin

•     PEG-Intron + Rebetol (peginterferon alfa-2b + ribavirin) - Articles on PEG-Intron/Rebetol

•     Pegasys + Copegus (peginterferon alfa-2a + ribavirin) - Articles on Pegasys/Copegus

New Anti-HCV Therapies in Development July 1, 2005

http://www.hivandhepatitis.com/hep c/hep c/treat.html	1/4/2007

Hepatitis B Treatments - HIV and Hepatitis.com	Page 1 of 3

HEPATITIS B Navigation

FDA-approved Monotherapy

HIV and Hepatitis.com

Coverage of the

57th Annual Meeting of the

American Association for

Study of Liver Disease

(57th AASLD)

October 27 - 31, 2006

Boston, MA

HIV and Hepatitis.com

Coverage of the

41st Annual Meeting of the

European Association for

Study of the Liver

April 26 - 30, 2006, Vienna, Au

11	• Epivir-HBV (lamivudine; 3TC)
• Intron_A (interferon alfa-2b)
12	• Hepsera (adefovir dipivoxil)
13	• Baraclude (entecavir)
• Pegasys (Peginterferon alfa-2a)
14	• Tyzeka (telbivudine)

•	Hepatitis B Therapies CHART

Experimental Treatments (Monotherapies

•	Experimental Treatments (chart)

•	ACH-126, 443 (beta-LFd4C)

•	Artificial Liver Support System

•	Beta Interferon

•	Clevudine

•	Emtricitibine; FTC

•	Epivir-HBV plus HBV vaccine

•	Famvir (famciclovir)

•	HBV/MF59

•	Hepsera (for HBV after Transplantation)

•	Hepsera for Lamivudine-resistant HBV

•	Immunoglobulin

•	Oxymatrine

•	PEG-Intron

•	Pradefovir

•	RNA interference

•	Tenofovir

•	valLdC (Valtorcitabine)

•	Tenofovir for Lamivudine-resistant HBV

•	Zadaxin (Thymosin)

•	Alternative Treatments

Experimental Treatments (Combinations Therapies)

•	Experimental Treatments (chart)

http://www.hivandhepatitis.com/hep b/treatment.html	1/4/2007

P. 55

“Current studies show that at any given time only approximately 70% of patients strictly adhere to their therapy.”

REVIEW

Review

Treatment of antiretroviral-drug-resistant HIV-1 infection

Steven G Deeks

Drug-resistant HIV-1 is a cause of growing clinical and public-health concern. In many patients, combination antiretroviral therapy fails to achieve complete viral suppression (virological failure). Continuing viral replication during therapy leads to the accumulation of drug-resistance mutations, resulting in increased viral load and a greater risk of disease progression. Patients with drug-resistant HIV-1 infection have three therapeutic options: a change to a salvage regimen with the aim of fully suppressing viral replication; interruption of therapy; or continuation of a partially effective regimen. The first strategy is preferred for most patients falling their first or perhaps their second regimen. However, the best approach remains unclear for patients who have failed multiple treatment regimens and who have limited options for complete viral suppression. The management of such patients requires a careful understanding of the pathogenesis of drug-resistant HIV-1, the clinical consequences of virological failure the potential benefits and limitation of diagnostic assays, and the likelihood that agents in development will be effective.

The widely accepted aim of combination antiretroviral therapy is complete suppression of HIV-1 replication. In theory, failure to achieve this goal should result in the selection of drug-resistant variants. Although there is some controversy about the extent of viral suppression truly needed to prevent drug resistance, most evidence supports the conceptual framework that continuing viral replication in the presence of therapy leads to drug resistance and subsequent virological rebound.

Virological failure is generally defined as concentrations of HIV-1 RNA in plasma continuously above the level of detection (50–200 copies per mL) after at least 16–24 weeks of highly active acantiretroviral therapy (HAART). Failure, defined in this way, is common in clinical practice, with rates of 30-70% reported in many clinic-based cohorts (figure 1).1 In one large US clinic-based cohort study, 87% of antiretroviral-treated patients with detectable viraemia had evidence of phenotypic drug resistance.5

This review is based on the premise that the treated population with drug-resistant HIV-1 infection is becoming increasingly heterogeneous and that no standard set of guidelines to address the clinical management of these patients can be provided. Treatment decision-making must therefore be made in the context of what is known about several active areas of investigation, including: the pathogenesis of drug-resistant HIV-1; the relation between virological failure and clinical failure; the risks and benefits of switching, interrupting, or continuing therapy; the use and limitations of diagnostic assays; and the likelihood that future drugs will be completely suppressive for a given individual’s virus.

Biology of drug resistance

Viral replication dynamics

Unless viral replication is completely inhibited by treatment, powerful darwinian forces are likely to lead to the emergence of resistant variants.6 HIV-1 replicates at a high rate in untreated patients, with at least 1010 new virions produced and cleared per day.7 HIV-1 reverse transcriptase lacks proof-reading capability, so the mutation rate is high (1 in 104 to 1 in 105 nucleotide mutations per replication cycle, or about one mutation per newly produced viral genome).6,8 The proteins targeted by antiretroviral drugs can function despite the presence of many mutations.9 These three features—high viral replication rates, high mutability, and high plasticity—allow the virus to evolve rapidly in the presence of incompletely suppressive antiretroviral therapy. This ability of HIV-1 to adapt to potent drug pressure was perhaps most clearly shown in the studies of nevirapine and maternal-fetal transmission; a single dose of nevirapine given at the time of delivery was sufficient to select for a dominant virus population with genotypic drug resistance.10

Viral fitness

Mutations conferring resistance to antiretroviral drugs commonly lower the enzymatic efficiency of the target enzyme, resulting in a virus that replicates inefficiently (reduced replicative capacity; panel 1). For example, the D30N and L90M protease-inhibitor-associated mutations result in diminished proteolytic efficiency of HIV-1 protease, which in turn leads to impaired replicative capacity (as measured ex vivo in the absence of drug).11 The lamivudine-associated M184V mutation and the various zidovudine-associated mutations also decrease replicative capacity.12,13 In theory, compensatory mutations will emerge over time as HIV-1 attempts to improve its replicative

Search strategy and selection criteria

PubMed databases were searched for published reports on the management of drug-resistant HIV-1 infection, with no language or date specified. In addition, key abstracts presented at international meetings in 2001–2003 were reviewed as long as the findings provided novel insights into issues not covered in peer reviewed papers. Articles and presentations focusing on the pathogenesis, epidemiology, treatment, and detection of drug resistance and related issues were critically reviewed.

Lancet 2003; 362: 2002–11

University of California, San Francisco, and San Francisco General Hospital, San Francisco, California, USA (S G Deeks MD)

Correspondence to: Dr Steven G Deeks, San Francisco General Hospital, 995 Potrero Avenue, San Francisco, CA 94110, USA

(e-mail: sdeeks@php.ucsf.edu)

2002	THE LANCET • Vol 362 • December 13, 2003 • www.thelancet.com

For personal use. Only reproduce with permission from the Lancet publishing Group.

REVIEW

Figure 1: Patterns of long-term virological failure in a clinic-based cohort of HAART-treated HIV-1-Infected adults in a study of 380 patients given protease-inhibitor therapy, 23% had complete viral suppression (defined as durable maintenance of undetectable viraemia complete response), 22% achieved undetectable viraemia but had one more isolated episode of detectable viraemia (Intermittent viraemia), 19% had detectable viraemia that was maintained at least 1 log10 copy/mL below baseline (partial response), 23% had a transient virological response, and 13% had no virological response.4 Mean change in viral suppression for each group is shown.

capacity and therefore viral fitness.14 However, despite several years of viral evolution under drug pressure, HIV-1 commonly—but not in all cases—fails to correct the defects associated with drug resistance.14,15 The reduced replicative capacity of the drug-resistant variant probably prevents high rates of viral replication in many treated patients with drug-resistant HIV-1 infection.14,17

Viral latency

Wild-type HIV-1 establishes a latent infection in resting memory CD4-positive T cells, monocytes, macrophages, and perhaps other cells.10 These cells harbour infectious HIV-1 for decades, so eradication is unlikely. Although most of the work on latency has focused on wild-type HIV-1, there is increasing evidence that drug-resistant variants can establish latency.10,20 The indefinite persistence of a drug-resistant variant suggests that any future regimen designed to suppress viral replication fully must take into account the entire treatment history, and that “recycling” of previously ineffective agents will prove to be ineffective.10 Latency also argues against long-term treatment interruption as a means of restoring drug-sensitive virus, since the resistant variant will probably persist even as the wild-type virus becomes dominant.14

Mechanisms and predictors of virological failure

Many factors lead to virological failure and the selection of drug-resistant variants (panel 2).19,21-20 Perhaps the most common cause of virological failure during the early HAART era (1996-98) was the sequential introduction of drugs. In many patients previously treated with nucleoside reverse-transcriptase inhibitors (NRTI), a protease inhibitor was added to a stable NRTI regimen in 1996-97, and a non-NRTI (NNRTI) was added later when those drugs become available.3,31 This sequential use of effective monotherapy is perhaps the most efficient method for selecting resistant HIV-1. Prevention of this process as new treatment classes (eg, entry and integrase inhibitors) emerge is one of the most challenging clinical problems facing this population of patients.

Less than optimum drug exposure allows the virus to replicate in the presence of a selective pressure, thus leading to the emergence of drug-resistant variants. Several factors can contribute to suboptimum drug exposure, including non-adherence with medication, altered drug metabolism, and the presence of tissue sanctuaries. Although the importance of adherence is unquestioned, the number of missed doses necessary to lead to virological failure remains unclear. One prospective study of protease-inhibitor-treated patients concluded that virological failure was common in patients with less than 80% adherence and rare in those with greater than 95% adherence.34 These estimates are worrying, because [[most population-based studies of adherence suggest that the mean proportion is about 70%.21-24]] Evidence on the role of altered drug metabolism is less definitive; however, emerging information suggests that variability between patients in drug metabolism can result in low trough concentrations of drug and the emergence of drug resistance.32,35 The blood-brain barrier and other tissue barriers preventing drug distribution to sites of viral replication remain a likely but unproven mechanism of virological failure.31-36

Although there are exceptions,27 most studies suggest that low pretreatment counts of CD4-positive T cells and high pretreatment viral loads are associated with a greater risk of virological failure, perhaps owing to their association with the lack of HIV-1-specific immunity or greater viral diversity.2,21,30 Other more theoretical causes of virological failure are outlined in panel 2.

Why “salvage” therapy commonly fails to suppress HIV-1 Each of the factors that contribute to failure of an initial regimen needs to be addressed before a successful response to any subsequent salvage regimen can be certain. Indeed, given the added complexity of newly resistant HIV-1, the barriers to a successful virological response increase with each new regimen. For example, increasingly complex regimens are needed as a patient switches from the first HAART regimen to the second, third, and fourth regimens.38 Patients who could not adhere to a simple initial regimen are unlikely to manage more complicated salvage regimens. Thus, those with failure on an initial regimen are at high risk of subsequent failure, even after the role of resistance and cross-resistance has been taken into account.

Epidemiology of drug-resistant HIV-1 Infection

Primary Infection

The proportion of patients newly infected with drug-resistant HIV-1 has increased significantly over the past few years. The trend is particularly evident within the USA, where most studies suggest that the proportion of patients infected with drug-resistant HIV-1 has increased from less than 5% before 1996 to 10-22% in 1998-2000.39,40 The transmission of drug-resistant variants is less common in Europe and the rate may be decreasing in some countries.41

Although empirical data are limited, the rate at which drug-resistant virus is transmitted may be lower than the resistant variant’s prevalence in the general population.42 In theory, the lower fitness or infectivity of the drug-resistant variant compared with the wild-type variant, as well as the lower viral load in partially treated patients

THE LANCET • Vol 362 • December 13, 2003 • www.thelancet.com	2003

For personal use. Only reproduce with permission from The Lancet publishing Group.

P. 55

“. . . approximately 1.25 million people in the United States are chronically infected with HBV.”

www.cdc.gov/hepatitis

October 25, 2005

Hepatitis B Fact Sheet

CDC: Hepatitis B Fact Sheet

TRENDS & STATISTICS	• Number of new infections per year has declined from an average of 260,000 in the 1980s to about 73,000 in 2003.

• Highest rate of disease occurs in 20-49-year-olds.

• Greatest decline has happened among children and adolescents due to routine hepatitis B vaccination.

• Estimated [[1.25 million]] chronically infected Americans, of whom 20-30% acquired their infection in childhood.

http://www.cdc.gov/ncidod/diseases/hepatitis/b/bfact.pdf

P. 55

“In the United States, about half, or 680,000, of the chronic HBV carriers have been diagnosed, and about 300,000 of these are under a physician’s care . . . ”

Pipeline Insight: Hepatitis B

New kids on the block

The entry of Baraclude (entecavir) drives additional value in the HBV antiviral market disturbing the current equilibrium between lamivudine and adefovir.

GSK and Gilead’s counterattack should be commitment to nucleoside/nucleotide combination therapy. Roche should ‘ring fence’ Pegasys patients up front.

Reference Code: DMHC2066

Publication Date: 04/2005

www.datamonitor.com

Datamonitor USA	Datamonitor Europe	Datamonitor Germany	Datamonitor Asia Pacific
245 Fifth Ave	Charles House	Messe Turm	Room 2413-18, 24/F
4th Floor	108-110 Finchley Road	Box 23	Shui On Centre
New York, NY 10016	London NW3 5JJ	60308 Frankfurt	6-8 Harbour Road
USA	United Kingdom	Deutschland	Hong Kong

t: +1 212 686 7400	t: +44 20 7675 7000	t: +49 69 9754 4517	t: +852 2520 1177
f: +1 212 686 2626	f: +44 20 7675 7500	f: +49 69 9754 4900	f: +852 2520 1165
e: usinfo@datamoitor.com	e: eurinfo@datamonitor.com	e: deinfo@datamonitor.com	e: hkinfo@datamonitor.com

Patient Potential

P. 55

“. . . and less than 10% of these patients are currently prescribed oral HBV drugs . . .”

Copyright IMS HEALTH

NPA Plus - Monthly Rx Audit

CLIENT FACTORED NUMBERS

	MAT NOV/06 NRx	MTH NOV/06 NRx	MAT NOV/06 NRx + MAT NOV/05	MTH NOV/06 NRx + MTH NOV/05	MAT NOV/06 NRx %	MTH NOV/06 NRx %	MAT NOV/06 TRx
SELECTED MARKET	89901	8023	24	26	100	100	303736
HEPSERA 0902 GS-	45168	3983	14	15	50.2	49.6	157481
EPIVIR HBV 1298 GSK	25993	1955	-9	-5	28.9	24.4	88635
BARACLUDE 0405 BMS	18700	2045	338	138	20.8	25.5	57580
TYZEKA 0000 IDX	40	40	******	******	0	0.5	40

MTH NOV/06 TRx	MAT NOV/06 TRx + MAT NOV/05	MTH NOV/06 TRx + MTH NOV/05	MAT NOV/06 TRx %	MTH NOV/06 TRx %	MAT NOV/06 NRx EU	MTH NOV/06 NRx EU	MAT NOV/06 NRx EU + MAT NOV/05	MTH NOV/06 NRx EU + MTH NOV/05	MAT NOV/06 NRx EU %
27611	30	31	100	100	3396736	302315	22	21	100
13835	21	20	51.8	50.1	1649671	145073	11	8	48.6
7003	-7	-5	29.2	25.4	1039347	79884	-8	-2	30.6
6733	527	206	19	24.4	706493	76133	313	123	20.8
40	******	******	0	0.1	1225	1225	******	******	0

MTH NOV/06 TRx means monthly prescription in November 2006

27,611 / 300,000 x 100 = 9.2%

P. 55

“Current HBV therapeutics sales in the United States, EU and Pacific Rim are estimated at approximately $500 million and are forecasted to reach nearly $1.0 billion by 2010.”

Table 2: Total HBV market sales forecasts, 2005–2015, US, EU and Pacific Rim

	CAGR 2004–2015: 8.8%
	Sales per year ($m)
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
NRTIs	240	309	396	512	597	653	680	657	621	581	592	608
IMs	271	278	278	283	285	289	296	314	323	336	347	361

Total	511	587	674	795	883	943	976	971	944	916	939	969

Abbreviations: IM, immunomodulators; NRTI, nucleoside/nucleotide reverse transcriptase inhibitors.

Source: Datamonitor; MIDAS Sales Data, IMS Health, April

2005, Copyright ©. Reprinted with permission	D A T A M O N I T O R

P. 56

“The e-antigen negative form of the disease has been more difficult to treat effectively than the e-antigen positive form.”

Pipeline Insight: Hepatitis B

New kids on the block

The entry of Baraclude (entecavir) drives additional value in the HBV antiviral market disturbing the current equilibrium between lamivudine and adefovir.

GSK and Gilead’s counterattack should be commitment to nucleoside/nucleotide combination therapy. Roche should ‘ring fence’ Pegasys patients up front.

Reference Code: DMHC2066

Publication Date: 04/2005

www.datamonitor.com

Datamonitor USA	Datamonitor Europe	Datamonitor Germany	Datamonitor Asia Pacific
245 Fifth Ave	Charles House	Messe Turm	Room 2413-18, 24/F
4th Floor	108-110 Finchley Road	Box 23	Shui On Centre
New York, NY 10016	London NW3 5JJ	60308 Frankfurt	6-8 Harbour Road
USA	United Kingdom	Deutschland	Hong Kong

t: +1 212 686 7400	t: +44 20 7675 7000	t: +49 69 9754 4517	t: +852 2520 1177
f: +1 212 686 2626	f: +44 20 7675 7500	f: +49 69 9754 4900	f: +852 2520 1165
e: usinfo@datamonitor.com	e: eurinfo@datamonitor.com	e: deinfo@datamonitor.com	e: hkinfo@datamonitor.com

Immunomodulators and Others

Phase III trials demonstrate superiority over LVD

Phase III clinical trial results have shown that Pegasys is either equally or more potent than LVD in meeting current endpoints and markers used for drug performance, such as HBV DNA reduction and loss, and both HBoAg and HBsAg seroconversion. In addition, Pegasys is also active in the [[difficult-to-treat]] HBeAg-patient population. Importantly, in one study Pegasys demonstrated a 6% rate of HBsAg seroconversion (Janssen et al., 2004). HBsAg loss and concomitant HBsAg seroconversion is generally regarded as sustained disease remission.

Table 20 summarizes key results obtained for Phase III clinical trials presented at the AASLD 2004 meeting.

Pipeline Insight: Hepatitis B © Datamonitor (Published (04/2005) This report is a licensed product and is not to be photocopied	DMHC2066 Page 122

P. 56

“A safe and effective vaccine against HBV has been available since 1982, and the WHO guidelines recommend this vaccination for all newborns universally.”

WHO | Hepatitis B	Page 1 of 3

Fact sheet N°204

Revised October 2000

Hepatitis B

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. It is preventable with safe and effective vaccines that have been available since [[1982]]. Of the 2 billion people who have been infected with the hepatitis B virus (HBV), more than 350 million have chronic (lifelong) infections. These chronically infected persons are at high risk of death from cirrhosis of the liver and liver cancer, diseases that kill about one million persons each year. Although the vaccine will not cure chronic hepatitis, it is 95% effective in preventing chronic infections from developing, and is the first vaccine against a major human cancer. In 1991, [[the World Health Organization (WHO) called for all children to receive the hepatitis B vaccine,]] and 116 countries have added this vaccine to their routine immunization programmes. However, the children in the poorest countries, who need the vaccine the most, have not been receiving it because their governments cannot afford it. Fortunately, hepatitis B vaccine will soon be available in these countries with the assistance of the Global Alliance for Vaccines and Immunization (GAVI) and the Global Fund for Children’s Vaccines.

http://www.who.int/mediacentre/factsheets/fs204/en/print.html

P. 56

“According to the WHO, however, only 153 countries had introduced the hepatitis B vaccine in routine infant immunization as of the end of 2003.”

Global and regional summary

The data in the graph and table on the preceding page represent global and regional summaries using official data reported from Member States to WHO and WHO–UNICEF estimated coverage (estimation methods description starts on page 14). In all, [[153]] Member States have introduced HepB vaccine in routine infant immunization, of which 10 in part of the country, and are expected to report. The table shows the number of countries providing data to WHO (labelled “N° countries”, which includes countries reporting zero case) and the proportion of the world’s population represented by the reporting countries (labelled “% population”). Imputation procedures described above were used to complete missing coverage values. HepB3 coverage has steadily increased since 1990 due to the increasing numbers of countries introducing hepatitis B vaccine into their routine immunization services as well as increasing coverage in these countries. Despite the steady progress, improvement is needed in reporting accurate HepB3 coverage data to WHO. The 2001-2004 increase in WPR and at global level was mainly due to China whose official estimates were respectively 65, 96, 97 and 90%. WHO-UNICEF coverage estimates show a lesser increase.

HepB3 coverage data are critical to estimate the impact of the vaccine on chronic infection with hepatitis B and its deadly sequelae (hepatoma and cirrhosis). World-wide annual deaths from hepatitis B infection (2002) were estimated by WHO at 600’000.

22	WHO vaccine-preventable disease monitoring system, 2005 global summary

P. 56

“In the United States, four oral nucleoside analogs, lamivudine, adefovir dipivoxil (adefovir), telbivudine and entecavir, and one injectable protein, alpha interferon, which is available in standard and pegylated forms, have been approved for the treatment of HBV.”

HEPATITIS B THERAPIES CHART

	FAMILY/DRUG NAME	MECHANISM	COMPANY	STATUS
	Intron A (interferon alfa-2b)	Immunomodulator	Schering-Plough Madison, NJ	FDA Approved 1991

	Pegasys (peginterferon alfa-2a)	Immunomodulator	Roche Switzerland	FDA Approved 2005

1	Epivir-HBV (lamivudine, 3TC)	Inhibits viral DNA polymerase	GlaxoSmithKline Philadelphia, PA	FDA Approved 1998

2	Hepsera (adefovir dipivoxil)	Inhibits viral DNA polymerase	Gilead Foster City, CA	FDA Approved 2002

3	Baraclude (entecavir)	Inhibits viral DNA polymerase	Bristol-Myers Squibb Princeton, NJ	FDA Approved 2005

4	New! Tyzeka (Telbivudine) Sabivo (Europe)	Inhibits viral DNA polymerase	Idenix Cambridge, MA	FDA Approved 2006

	Emtricitabine (FTC)	Inhibits viral DNA polymerase	Gilead Foster City, CA	Phase III

	Clevudine (L-FMAU)	Inhibits viral DNA polymerase	Pharmasset Princeton, NJ Bukwang South Korea Eiasai, Japan	Phase III, South Korea Phase III, US (2006)

	Viread (Tenofovir)	Inhibits viral DNA polymerase	Gilead Foster City, CA	Phase III

	Valtorcitabine (monoval LdC)	Inhibits viral DNA polymerase	Idenix Cambridge, MA	Phase II

	Amdoxovir (DAPD)	Inhibits viral DNA polymerase	RFS Pharm LLC Tucker, GA	Phase II

	ANA 380 (LB80380)	Inhibits viral DNA polymerase	Anadys San Diego, CA	Phase II

	Pradefovir (Remofovir)	Inhibits viral DNA polymerase	Metabasis San Diego, CA With Valeant	Phase II

	RCV (Racivir)	Inhibits viral DNA polymerase	Pharmasset Princeton, NJ	Phase II

Non-Nucleoside Antivirals - Intefere with proteins involved in viral reproduction

Nov-205 (BAM 205)	Small Molecule	Novelos Newton, MA	Approved in Russia

http://www.hivandhepatitis.com/hep b/treatment chart.html	1/4/2007

P. 61

“HCV is a leading cause of chronic liver disease and liver transplants.”

TRANSPLANTATION AND HEPATITIS C

[[The hepatitis C virus is the leading cause of known liver disease in the United States]]. At least four million people in this country are believed to be infected with this virus.

Patients already infected with Hepatitis C, with a positive HCV RNA are eligible to receive a kidney from a donor with hepatitis C. By accepting these organs, patients with Hepatitis C can be transplanted sooner. Since hepatitis C can be transmitted by kidney transplantation, if you do not have the Hepatitis C virus, this would not be an option for you.

All patients who are Hepatitis C positive will require a consultation by a UCLA Hepatologist, and may require a liver biopsy to assess your current liver condition. Blood tests and scans cannot determine the amount of liver damage a patient may have. A liver biopsy is a minor procedure where a small piece of liver tissue is removed with a needle. The procedure is performed after the patient has received sedation and local anesthetic. You will not be eligible for transplantation until cleared by the Hepatologist.

For most people with little or no evidence of liver disease on liver biopsy who receive a kidney transplant, there is usually little noticeable change. In some patients, however, the transplant procedure and the medications given to prevent rejection may alter the course of the HCV. Some patients may develop cirrhosis and complications of the disease within ten years of transplant. Overall, the outcome following a kidney transplant is similar in patients with Hepatitis C as it is for those who have a transplant who do not have Hepatitis C. Beyond ten years from the time of a transplant there may be more liver complications seen in transplanted patients with Hepatitis C.

TRANSPLANTATION AND HIV

Patients who are HIV positive may be listed for a kidney transplant after cleared by the UCLA Infectious Disease Physician. The following is required:

•	Undetectable viral load (less than 50 copies)

•	CD4 count greater than 300

•	No active opportunistic infections

•	No active cancers

•	Stable on HIV medication therapy

Ideally, patients should be followed regularly by an Infectious Disease Physician to maintain a stable HIV regimen.

www.healthcare.ucla.edu/transplant/

http://www2.healthcare.ucla.edu/transplant/brochures/Kidney/donor/hiv-hcv.pdf

www.cdc.gov/hepatitis

October 25, 2005

Hepatitis C Fact Sheet

SIGNS & SYMPTOMS	80% of persons have no signs or symptoms.
	• jaundice • fatigue • dark urine	• abdominal pain • loss of appetite • nausea

CAUSE	• Hepatitis C virus (HCV)
LONG-TERM EFFECTS	• Chronic infection: 55%-85% of infected persons • Chronic liver disease: 70% of chronically infected persons

• Deaths from chronic liver disease: 1%-5% of infected persons may die
• Leading indication for liver transplant

http://www.cdc.gov/ncidod/diseases/hepatitis/c/cfact.pdf

P. 61

“The CDC have reported that almost four million people in the United States have been infected with HCV.”

www.cdc.gov/hepatitis

October 25, 2005

Hepatitis C Fact Sheet

CDC: Hepatitis C Fact Sheet

STATISTICS & TRENDS	• Number of new infections per year has declined from an average of 240,000 in the 1980s to about 30,000 in 2003.

• Most infections are due to illegal injection drug use.

• Transfusion-associated cases occurred prior to blood donor screening; now occurs in less than one per 2 million transfused units of blood.

• Estimated [[3.9 million]] (1.8%) Americans have been infected with HCV, of whom 2.7 million are chronically infected.

• The risk for perinatal HCV transmission is about 4%

• If coinfected with HIV the risk for perinatal infection is about 19%

http://www.cdc.gov/ncidod/diseases/hepatitis/c/cfact.pdf

P. 61

“The CDC have reported that 2.7 million people in the United States were chronically infected with HCV.”

WWW.cdc.gov/hepatitis

October 25, 2005

Hepatitis C Fact Sheet

CDC: Hepatitis C Fact Sheet

STATISTICS & TRENDS	• Number of new infections per year has declined from an average of 240,000 in the 1980s to about 30,000 in 2003.

• Most infections are due to illegal injection drug use.

• Transfusion-associated cases occurred prior to blood donor screening; now occurs in less than one per 2 million transfused units of blood.

• Estimated 3.9 million (1.8%) Americans have been infected with HCV, of whom [[2.7 million]] are chronically infected.

• The risk for perinatal HCV transmission is about 4%

• If coinfected with HIV the risk for perinatal infection is about 19%

http://www.cdc.gov/ncidod/diseases/hepatitis/c/cfact.pdf

P. 61

“Between 55% and 85% of people who are infected with HCV are likely to develop chronic HCV infection.”

www.cdc.gov/hepatitis

October 25, 2005

Hepatitis C Fact Sheet

LONG-TERM EFFECTS

•      Chronic infection: [[55%-85%]] of infected persons

•      Chronic liver disease: 70% of chronically infected persons

•      Deaths from chronic liver disease: 1%-5% of infected persons may die

•      Leading indication for liver transplant

http://www.cdc.gov/ncidod/diseases/hepatitis/c/cfact.pdf

P. 61

“Although chronic HCV infection varies greatly in its course and outcomes, 70% of chronically infected patients develop some form of chronic liver disease, including, in some cases, cirrhosis or liver cancer.”

www.cdc.gov/hepatitis

October 25, 2005

Hepatitis C Fact Sheet

SIGNS & SYMPTOMS	80% of persons have no signs or symptoms.
	• jaundice	• abdominal pain

	• fatigue	• loss of appetite

	• dark urine	• nausea

LONG-TERM EFFECTS

•     Chronic infection: 55%-85% of infected persons

•     Chronic liver disease: [[70%]] of chronically infected persons

•     Deaths from chronic liver disease: l%-5% of infected persons may die

•     Leading indication for liver transplant

http://www.cdc.gov/ncidod/diseases/hepatitis/c/cfact.pdf

WHO | Hepatitis C	Page 1 of 3

Fact sheet No164

Revised October 2000

Hepatitis C

Hepatitis C is a viral infection of the liver which had been referred to as parenterally1 transmitted “non A, non B hepatitis” until identification of the causative agent in 1989. The discovery and characterization of the hepatitis C virus (HCV) led to the understanding of its primary role in post-transfusion hepatitis and its tendency to persistent infection.

HCV is a major cause of acute hepatitis and [[chronic liver disease, including cirrhosis2 and live cancer]]. Globally, an estimated 170 million persons are chronically infected with HCV and 3 to 4 million persons are newly infected each year. HCV is spread primarily by direct contact with human blood. The major causes of HCV infection worldwide are use of unscreened blood transfusions, and re-use of needles and syringes that have not been adequately sterilized.

http://www.who.int/mediacentre/factsheets/fs164/en/print.html

P. 61

“According to WHO, treatment with interferon in combination with ribavirin is effective in 30% to 50% of patients.”

WHO | Hepatitis C	Page 1 of 3

Fact sheet N0164

Revised October 2000

Hepatitis C

WHO | Hepatitis C	Page 3 of 3

Diagnostic tests for HCV are used to prevent infection through screening of donor blood and plasma, to establish the clinical diagnosis and to make better decisions regarding medical management of a patient. Diagnostic tests commercially available today are based on Enzyme immunosorbant assays (EIA) for the detection of HCV specific antibodies. EIAs can detect more than 95% of chronically infected patients but can detect only 50% to 70% of acute infections.

A recombinant immunoblot assay (RIBA) that identifies antibodies which react with individual HCV antigen is often used as a supplemental test for confirmation of a positive EIA result.

Testing for HCV circulating by amplification tests RNA (e.g. polymerase chain reaction or PCR, branched DNA assay) is also being utilized for confirmation of serological results as well as for assessing the effectiveness of antiviral therapy. A positive result indicates the presence of active infection and a potential for spread of the infection and or/the development of chronic liver disease.

TREATMENT

Antiviral drugs such as interferon taken alone or in combination with ribavirin, can be used for the treatment of persons with chronic hepatitis C, but the cost of treatment is very high. Treatment with interferon alone is effective in about 10% to 20% of patients. Interferon combined with ribavirin is effective in abour [[30% to 50%]] of patients. Ribavirin does not appear to be effective when used alone.

PREVENTION

There is no vaccine against HCV. Research is in progress but the high mutability of the HCV genome complicates vaccine development. Lack of knowledge of any protective immune response following HCV infection also impedes vaccine research. It is not known whether the immune system is able to eliminate the virus. Some studies, however, have shown the presence of virus— neutralizing antibodies in patients with HCV infection.

In the absence of a vaccine, all precautions to prevent infection must be taken including:

•	Screening and testing of blood and organ donors;

•	Virus inactivation of plasma derived products;

•	Implementation and maintenance of infection control practices in health care settings, including appropriate sterilization of medical and dental equipment;

•	Promotion of behaviour change among the general public and health care workers to reduce overuse of injections and to use safe injection practices; and Risk reduction counselling for persons with high-risk drug and sexual practices.

For more information contact:

WHO Media centre

Telephone: +41 22 791 2222

Email: mediainquiries@who.int

Employment | Other UN Sites | Search | Suggestions | RSS | Privacy

© World Health Organization 2006. All rights reserved

http://www.who.int/mediacentre/factsheets/fs164/en/print.html	3/1/2006

P. 61

“According to WHO, interferon alone is effective in approximately 10% to 20% of patients.”

WHO | Hepatitis C	Page 1 of 3

Fact sheet No164

Revised October 2000

Hepatitis C

WHO | Hepatitis C	Page 3 of 3

Diagnostic tests for HCV are used to prevent infection through screening of donor blood and plasma, to establish the clinical diagnosis and to make better decisions regarding medical management of a patient. Diagnostic tests commercially available today are based on Enzyme immunosorbant assays (EIA) for the detection of HCV specific antibodies. EIAs can detect more than 95% of chronically infected patients but can detect only 50% to 70% of acute infections.

A recombinant immunoblot assay (RIBA) that identifies antibodies which react with individual HCV antigens is often used as a supplement test for confirmation of a positive EIA result.

Testing for HCV circulating by amplification tests RNA (e.g. polymerase chain reaction or PCR, branched DNA assay) is also being utilized for confirmation of serological results as well as for assessing the effectiveness of antiviral therapy. A positive result indicates the presence of active infection and a potential for spread of the infection and or/the development of chronic liver disease.

TREATMENT

Antiviral drugs such as interferon taken alone or in combination with ribavirin, can be used for the treatment of persons with chronic hepatitis C, but the cost of treatment is very high. Treatment with interferon alone is effective in about [[10% to 20%]] of patients. Interferon combined with ribavirin is effective in about 30% to 50% or patients. Ribavirin does not appear to be effective when used alone.

PREVENTION

There is no vaccine against HCV. Research is in progress but the high mutability of the HCV genome complicates vaccine development. Lack of knowledge of any protective immune response following HCV infection also impedes vaccine research. It is not known whether the immune system is able to eliminate the virus. Some studies, however, have shown the presence of virus—neutralizing antibodies in patients with HCV infection.

In the absence of a vaccine, all precautions to prevent infection must be taken including:

•	Screening and testing of blood and organ donors;

•	Virus inactivation of plasma derived products;

•	Implementation and maintenance of infection control practices in health care settings, including appropriate sterilization of medical and dental equipment;

•	Promotion of behaviour change among the general public and health care workers to reduce overuse of injections and to use safe injection practices; and Risk reduction counselling for persons with high-risk drug and sexual practices.

For more information contact:

WHO Media centre

Telephone: +41 22 791 2222

Email: mediainquiries@who.int

Employment | Other UN Sites | Search | Suggestions | RSS | Privacy

© World Health Organization 2006. All rights reserved

http://www.who.int/mediacentre/factsheets/fs164/en/print.html	3/1/2006

P. 61

“In addition, these therapies have serious side effects that include fatigue, bone marrow suppression, anemia and neuropsychiatric effects.”

RAPID v4.6

PEGASYS

(peginterferon alfa-2a)

Rx only

Alpha interferons, including PEGASYS (peginterferon alfa-2a), may cause or aggravate fatal or life-threatening neuropsychiatric, autoimmune, ischemic, and infectious disorders. Patients should be monitored closely with periodic clinical and laboratory evaluations. Therapy should be withdrawn in patients with persistently severe or worsening signs or symptoms of these conditions. In many, but not all cases, these disorders resolve after stopping PEGASYS therapy (see WARNINGS and ADVERSE REACTIONS).

Use with Ribavirin. Ribavirin, including COPEGUS, may cause birth defects and/or death of the fetus. Extreme care must be taken to avoid pregnancy in female patients and in female partners of male patients. Ribavirin causes hemolytic anemia. The anemia associated with ribavirin therapy may result in a worsening of cardiac disease. Ribavirin is genotoxic and mutagenic and should be considered a potential carcinogen (see COPEGUS Package Insert for additional information and other WARNINGS).

DESCRIPTION

PEGASYS, peginterferon alfa-2a, is a covalent conjugate of recombinant alfa-2a interferon (approximate molecular weight [MW] 20,000 daltons) with a single branched bis-monomethoxy polyethylene glycol (PEG) chain (approximate MW 40,000 daltons). The PEG moiety is linked at a single site to the interferon alfa moiety via a stable amide bond to lysine. Peginterferon alfa-2a has an approximate molecular weight of 60,000 daltons. Interferon alfa-2a is produced using recombinant DNA technology in which a cloned human leukocyte interferon gene is inserted into and expressed in Escherichia coli.

PEGASYS is supplied as an injectable solution in vials and prefilled syringes.

180 µg/1.0 mL Vial: A vial contains approximately 1.2 mL of solution to deliver 1.0 mL of drug product. Subcutaneous (sc) administration of 1.0 mL delivers 180 µg of drug product (expressed as the amount of interferon alfa-2a), 8.0 mg sodium chloride, 0.05 mg polysorbate 80, 10.0 mg benzyl alcohol, 2.62 mg sodium acetate trihydrate, and 0.05 mg acetic acid. The solution is colorless to light yellow and the pH is 6.0 ± 0.5.

180 µg/0.5 mL Prefilled Syringe: Each syringe contains 0.6 mL of solution to deliver 0.5 mL of drug product. Subcutaneous (sc) administration of 0.5 mL delivers 180 µg of drug product (expressed as the amount of interferon alfa-2a), 4.0 mg sodium chloride, 0.025 mg polysorbate 80, 5.0 mg benzyl alcohol, 1.3085 mg sodium acetate trihydrate, and 0.0231 mg acetic acid. The solution is colorless to light yellow and the pH is 6.0 ± 0.5.

1

PEGASYS (peginterferon alfa-2a)

PEGASYS is contraindicated in neonates and infants because it contains benzyl alcohol. Benzyl alcohol is associated with an increased incidence of neurologic and other complications in neonates and infants, which are sometimes fatal.

PEGASYS and COPEGUS combination therapy is additionally contraindicated in:

•	Patients with known hypersensitivity to COPEGUS or to any component of the tablet

•	Women who are pregnant

•	Men whose female partners are pregnant

•	Patients with hemoglobinopathies (e.g., thalassemia major, sickle-cell anemia)

[[WARNINGS]]

General

Patients should be monitored for the following serious conditions, some of which may become life threatening. Patients with persistently severe or worsening signs or symptoms should have their therapy withdrawn (see BOXED WARNING).

[[Neuropsychiatric]]

Life-threatening or fatal neuropsychiatric reactions may manifest in patients receiving therapy with PEGASYS and include suicide, suicidal ideation, homicidal ideation, depression, relapse of drug addiction, and drug overdose. These reactions may occur in patients with and without previous psychiatric illness.

PEGASYS should be used with extreme caution in patients who report a history of depression. Neuropsychiatric adverse events observed with alpha interferon treatment include aggressive behavior, psychoses, hallucinations, bipolar disorders, and mania. Physicians should monitor all patients for evidence of depression and other psychiatric symptoms. Patients should be advised to report any sign or symptom of depression or suicidal ideation to their prescribing physicians. In severe cases, therapy should be stopped immediately and psychiatric intervention instituted (see ADVERSE REACTIONS and DOSAGE AND ADMINISTRATION).

Infections

Serious and severe bacterial infections, some fatal, have been observed in patients treated with alpha interferons including PEGASYS. Some of the infections have been associated with neutropenia. PEGASYS should be discontinued in patients who develop severe infections and appropriate antibiotic therapy instituted.

Bone Marrow Toxicity

PEGASYS [[suppresses bone marrow function]] and may result in severe cytopenias. Ribavirin may potentiate the neutropenia and lymphopenia induced by alpha interferons including PEGASYS. Very rarely alpha interferons may be associated with aplastic anemia. It is advised that complete blood counts (CBC) be obtained pre-treatment and monitored routinely during therapy (see PRECAUTIONS: Laboratory Tests).

10

PEGASYS (peginterferon alfa-2a)

PEGASYS and COPEGUS should be used with caution in patients with baseline neutrophil counts <1500 cells/mm3, with baseline platelet counts <90,000 cells/mm3 or baseline hemoglobin <10 g/dL. PEGASYS therapy should be discontinued, at least temporarily, in patients who develop severe decreases in neutrophil and/or platelet counts (see DOSAGE AND ADMINISTRATION: Dose Modifications).

Severe neutropenia and thrombocytopenia occur with a greater incidence in HIV coinfected patients than monoinfected patients and may result in serious infections or bleeding (see ADVERSE REACTIONS).

Cardiovascular Disorders

Hypertension, supraventricular arrhythmias, chest pain, and myocardial infarction have been observed in patients treated with PEGASYS

PEGASYS should be administered with caution to patients with pre-existing cardiac disease. Because cardiac disease may be worsened by ribavirin-induced anemia, patients with a history of significant or unstable cardiac disease should not use COPEGUS (see WARNINGS: Anemia and COPEGUS Package Insert).

Hepatic Failure and Hepatitis Exacerbations

Chronic hepatitis C (CHC) patients with cirrhosis may be at risk of hepatic decompensation and death when treated with alpha interferons, including PEGASYS. Cirrhotic CHC patients coinfected with HIV receiving highly active antiretroviral therapy (HAART) and interferon alfa-2a with or without ribavirin appear to be at increased risk for the development of hepatic decompensation compared to patients not receiving HAART. In study 6, among 129 CHC/HIV cirrhotic patients receiving HAART, 14 (11%) of these patients across all treatment arms developed hepatic decompensation resulting in 6 deaths. All 14 patients were on NRTIs, including stavudine, didanosine, abacavir, zidovudine, and lamivudine. These small numbers of patients do not permit discrimination between specific NRTIs for the associated risk. During treatment, patients’ clinical status and hepatic function should be closely monitored, and PEGASYS treatment should be immediately discontinued if decompensation (Child-Pugh score ≥6) is observed (see CONTRAINDICATIONS).

Exacerbations of hepatitis during hepatitis B therapy are not uncommon and are characterized by transient and potentially severe increases in serum ALT. Chronic hepatitis B patients experienced transient acute exacerbations (flares) of hepatitis B(ALT elevation > 10-fold higher than the upper limit of normal) during PEGASYS treatment (12% and 18%) and post-treatment (7% and 12%) in HBeAg negative and HBeAg positive patients, respectively. Marked transaminase flares while on PEGASYS therapy have been accompanied by other liver test abnormalities. Patients experiencing ALT flares should receive more frequent monitoring of liver function. PEGASYS dose reduction should be considered in patients experiencing transaminase flares. If ALT increases are progressive despite reduction of PEGASYS dose or are accompanied by increased bilirubin or evidence of hepatic decompensation, PEGASYS should be immediately discontinued (see ADVERSE REACTIONS: Chronic Hepatitis B and DOSAGE AND ADMINISTRATION: Dose Modifications).

11

PEGASYS (peginterferon alfa-2a)

Hypersensitivity

Severe acute hypersensitivity reactions (e.g., urticaria, angioedema, bronchoconstriction, and anaphylaxis) have been rarely observed during alpha interferon and ribavirin therapy. If such reaction occurs, therapy with PEGASYS and COPEGUS should be discontinued and appropriate medical therapy immediately instituted.

Endocrine Disorders

PEGASYS causes or aggravates hypothyroidism and hyperthyroidism. Hyperglycemia, hypoglycemia, and diabetes mellitus have been observed to develop in patients treated with PEGASYS. Patients with these conditions at baseline who cannot be effectively treated by medication should not begin PEGASYS therapy. Patients who develop these conditions during treatment and cannot be controlled with medication may require discontinuation of PEGASYS therapy.

Autoimmune Disorders

Development or exacerbation of autoimmune disorders including myositis, hepatitis, thrombotic thrombocytopenic purpura, idiopathic thrombocytopenic purpura, psoriasis, rheumatoid arthritis, interstitial nephritis, thyroiditis, and systemic lupus erythematosus have been reported in patients receiving alpha interferon. PEGASYS should be used with caution in patients with autoimmune disorders.

Pulmonary Disorders

Dyspnea, pulmonary infiltrates, pneumonia, bronchiolitis obliterans, interstitial pneumonitis and sarcoidosis, some resulting in respiratory failure and/or patient deaths, may be induced or aggravated by PEGASYS or alpha interferon therapy. Patients who develop persistent or unexplained pulmonary infiltrates or pulmonary function impairment should discontinue treatment with PEGASYS.

Colitis

Ulcerative and hemorrhagic/ischemic colitis, sometimes fatal, have been observed within 12 weeks of starting alpha interferon treatment. Abdominal pain, bloody diarrhea, and fever are the typical manifestations of colitis. PEGASYS should be discontinued immediately if these symptoms develop. The colitis usually resolves within 1 to 3 weeks of discontinuation of alpha interferon.

Pancreatitis

Pancreatitis, sometimes fatal, has occurred during alpha interferon and ribavirin treatment. PEGASYS and COPEGUS should be suspended if symptoms or signs suggestive of pancreatitis are observed. PEGASYS and COPEGUS should be discontinued in patients diagnosed with pancreatitis.

Ophthalmologic Disorders

Decrease or loss or vision, retinopathy including macular edema, retinal artery or vein thrombosis, retinal hemorrhages and cotton wool spots, optic neuritis, and papilledema are induced or aggravated by treatment with PEGASYS or other alpha interferons. All patients should receive an eye examination at baseline. Patients with pre-existing ophthalmologic disorders (e.g., diabetic or hypertensive retinopathy) should receive

12

PEGASYS (peginterferon alfa-2a)

periodic ophthalmologic exams during interferon alpha treatment. Any patient who develops ocular symptoms should receive a prompt and complete eye examination. PEGASYS treatment should be discontinued in patients who develop new or worsening ophthalmologic disorders.

Pregnancy: Use with Ribavirin (also, see COPEGUS Package Insert)

Ribavirin may cause birth defects and/or death of the exposed fetus. Extreme care must be taken to avoid pregnancy in female patients and in female partners of male patients taking PEGASYS and COPEGUS combination therapy. COPEGUS THERAPY SHOULD NOT BE STARTED UNLESS A REPORT OF A NEGATIVE PREGNANCY TEST HAS BEEN OBTAINED IMMEDIATELY PRIOR TO INITIATION OF THERAPY. Women of childbearing potential and men must use two forms of effective contraception during treatment and for at least 6 months after treatment has concluded. Routine monthly pregnancy tests must be performed during this time (see BOXED WARNING, CONTRAINDICATIONS, PRECAUTIONS: Information for Patients, and COPEGUS Package Insert).

[[Anemia]]

The primary toxicity of ribavirin is hemolytic anemia. Hemoglobin <10 g/dL was observed in approximately 13% of COPEGUS and PEGASYS treated patients in chronic hepatitis C clinical trials (see PRECAUTIONS: Laboratory Tests). The anemia associated with COPEGUS occurs within 1 to 2 weeks of initiation of therapy with maximum drop in hemoglobin observed during the first eight weeks. BECAUSE THE INITIAL DROP IN HEMOGLOBIN MAY BE SIGNIFICANT, IT IS ADVISED THAT HEMOGLOBIN OR HEMATOCRIT BE OBTAINED PRE-TREATMENT AND AT WEEK 2 AND WEEK 4 OF THERAPY OR MORE FREQUENTLY IF CLINICALLY INDICATED. Patients should then be followed as clinically appropriate.

Fatal and nonfatal myocardial infarctions have been reported in patients with anemia caused by ribavirin. Patients should be assessed for underlying cardiac disease before initiation of ribavirin therapy. Patients with pre-existing cardiac disease should have electrocardiograms administered before treatment, and should be appropriately monitored during therapy. If there is any deterioration of cardiovascular status, therapy should be suspended or discontinued (see DOSAGE AND ADMINISTRATION: COPEGUS Dosage Modification Guidelines). Because cardiac disease may be worsened by drug-induced anemia, patients with a history of significant or unstable cardiac disease should not use COPEGUS (see COPEGUS Package Insert).

Renal

It is recommended that renal function be evaluated in all patients started on COPEGUS. COPEGUS Should not be administered to patients with creatinine clearance <50 mL/min (see CLINICAL PHARMACOLOGY: Special Populations).

13

PEGASYS (peginterferon alfa-2a)

ulcer, gastrointestinal bleeding, pancreatitis, colitis, corneal ulcer, pulmonary embolism, coma, myositis, cerebral hermorrhage, and thrombotic thrombocytopenic purpura.

Nearly all patients in clinical trials experienced one or more adverse events. For hepatitis C patients, the most commonly reported adverse reactions were psychiatric reactions, including depression, insomnia, irritability, anxiety, and flu-like symptoms such as fatigue, pyrexia, myalgia, headache, and rigors. Other common reactions were anorexia, nausea and vomiting, diarrhea, arthralgias, injection site reactions, alopecia, and pruritus.

Overall 11% of CHC monoinfected patients receiving 48 weeks of therapy with PEGASYS either alone or in combination with COPEGUS discontinued therapy; 16% of CHC/HIV coinfected patients discontinued therapy. The most common reasons for discontinuation of therapy were psychiatric, flu-like syndrome (e.g., lethargy, fatigue, headache), dermatologic, and gastrointestinal disorders and laboratory abnormalities (thrombocytopenia, neutropenia, and anemia).

Overall 39% of patients with CHC or CHC/HIV required modification of PEGASYS and/or COPEGUS therapy. The most common reason for dose modification of PEGASYS in CHC and CHC/HIV patients was for laboratory abnormalities, neutropenia (20% and 27%, respectively) and thrombocytopenia (4% and 6%, respectively). The most common reason for dose modification of COPEGUS in CHC and CHC/HIV patients was anemia (22% and 16%, respectively).

PEGASYS dose was reduced in 12% of patients receiving 1000 mg to 1200 mg COPEGUS for 48 weeks and in 7% of patients receiving 800 mg COPEGUS for 24 weeks. COPEGUS dose was reduced in 21% of patients receiving 1000 mg to 1200 mg COPEGUS for 48 weeks and in 12% of patients receiving 800 mg COPEGUS for 24 weeks.

Chronic hepatitis C Monoinfected patients treated for 24 weeks with PEGASYS and 800 mg COPEGUS were observed to have lower incidence of serious adverse events (3% vs. 10%), Hgb <10 g/dL (3% vs. 15%), dose modification of PEGASYS (30% vs. 36%) and COPEGUS (19% vs. 38%) and of withdrawal from treatment (5% vs. 15%) compared to patients treated for 48 weeks with PEGASYS and 1000 mg or 1200 mg COPEGUS. On the other hand the overall incidence of adverse events appeared to be similar in the two treatment groups.

Because clinical trials are conducted under widely varying and controlled conditions, adverse reaction rates observed in clinical trials of a drug cannot be directly compared to rates in the clinical trials of another drug. Also, the adverse event rates listed here may not predict the rates observed in a broader patient population in clinical practice.

Table 6	Adverse Reactions Occurring in ≥=5% of Patients in Chronic Hepatitis C Clinical Trials (Pooled Studies 1, 2, 3, and Study 4)

CHC Monotherapy (Pooled Studies 1-3)	CHC Combination Therapy Study 4

20

PEGASYS (Peginterferon alfa-2a)

Body System	PEGASYS 180 µg 48 week †	ROFERON-A*†	PEGASYS 180 µg + 1000 mg or 1200 mg COPEGUS 48 Week**	Intron A+ 1000 mg or 1200 mg REBETOL 48 Week **
	N=559	N=554	N=451	N=443
	%	%	%	%
Application Site Disorders
Injection site reaction	22	18	23	16

Endocrine Disorders
Hypothyroidism	3	2	4	5

Flu-like Symptoms and Signs
Fatigue/Asthenia	56	57	65	68
Pyrexia	37	41	41	55
Rigors	35	44	25	37
Pain	11	12	10	9

Gastrointestinal
Nausea/Vomiting	24	33	25	29
Diarrhea	16	16	11	10
Abdominal Pain	15	15	8	9
Dry mouth	6	3	4	7
Dyspepsia	<1	1	6	5

Hematologic‡
Lymphopenin	3	5	14	12
Anemia	2	1	11	11
Neutropenia	21	8	27	8
Thrombocytopenia	5	2	5	<1

Metabolic and Nutritional
Anorexin	17	17	24	26
Weight decrease	4	3	10	10

Musculoskeletal, Connective Tissue and Bone
Myalgia	37	38	40	49
Arthralgia	28	29	22	23
Back Pain	9	10	5	5

21

PEGAYS (Peginterferon alfa-2a)

	CHC Monotherapy (Pooled Studies 1-3)		CHC Combination Therapy Study 4
Body System	PEGASYS 180 µg 48 week †	ROFERON-A*†	PEGASYS 180 µg + 1000 mg or 1200 mg COPEGUS 48 Week**	Intron A+ 1000 mg or 1200 mg REBETOL 48 Week **
	N=559	N=554	N=451	N=443
	%	%	%	%
Neurological
Headache	54	58	43	49
Dizziness (excluding vertigo)	16	12	14	14
Memory impairment	5	4	6	5

Resistance Mechanism Disorders
Overall	10	6	12	10

Psychiatric
Irritability/Anxiety/	19	22	33	38
Nervousness
Insonnia	19	23	30	37
Depression	18	19	20	28
Concentration impairment	8	10	10	13
Mood alteration	3	2	5	6

Respiratory, Thoracic and Mediastinal
Dyspnea	4	2	13	14
Cough	4	3	10	7
Dyspnen exertional	<1	<1	4	7

Skin and Subcutaneous Tissue
Alopecia	23	30	28	33
Pruritus	12	8	19	18
Dermatitis	8	3	16	13
Dry skin	4	3	10	13
Rash	5	4	8	5
Sweating increased	6	7	6	5
Eczema	1	1	5	4

22

PEGASYS (paginterferon alfa-2a)

	CHC Monotherapy (Pooled Studies 1-3)		CHC Combination Therapy Study 4
Body System	PEGASYS 180 µg 48 week†	ROFERON-A*†	PEGASYS 180 µg + 1000 mg or 1200 mg COPEGUS 48 week **	Intron A + 1000 mg or 1200 mg REBETOL 48 week **
	N=559	N=554	N=451	N=443
	%	%	%	%
Visual Disorders

Vision blurred	4	2	5	2

†	Pooled studies 1, 2, and 3
*	Either 3 MIU or 6/3 MIU of ROFERON-A
**	Study 4
‡	Severe hematologic abnormalities (lymphocyte <0.5 x 109/L; hemoglobin <10 g/dL;

neutrophil <0.75x109/L; platelet <50 x 109/L).

CHC With HIV Coinfection

The adverse event profile of coinfected patients treated with PEGASYS and COPEGUS in Study 6 was generally similar to that shown for monoinfected patients in Study 4 (Table 6). Events occurring more frequently in coinfected patients were neutropenia (40%), anemia (14%), thrombocytopenia (8%), weight decrease (16%), and mood alteration (9%).

Chronic Hepatitis B

In clinical trials of 48 week treatment duration, the adverse event profile of PEGASYS in chronic hepatitis B was similar to that seen in chronic hepatitis C PEGASYS monotherapy use, except for exacerbations of hepatitis (see WARNINGS: Hepatic Failure and Hepatitis Exacerbations). Six percent of PEGASYS treated patients in the hepatitis B studies experienced one or more serious adverse events.

The most common or important serious adverse events in the hepatitis B studies were infections (sepsis, appendicitis, tuberculosis, influenza), hepatitis B flares, anaphylactic shock, thrombotic thrombocytopenic purpura.

The most commonly observed adverse reactions were pyrexia (54% vs. 4%), headache (27% vs. 9%), fatigue (24% vs. 10%), myalgia (26% vs. 4%), alopecia (18% vs. 2%), and anorexia (16% vs. 3%) in the PEGASYS and lamivudine groups respectively.

Overall 5% of hepatitis B patients discontinued PEGASYS therapy and 40% of patients required modification of PEGASYS dose. The most common reason for dose modification in patients receiving PEGASYS therapy was for laboratory abnormalities including neutropenia (20%), thrombocytopenia (13%), and ALT disorders (11%).

23

P. 64

“…at least 25 million people worldwide have died from AIDS since the epidemic began.”

UNAIDS/WHO

INTRODUCTION

Acquired Immunodeficiency Syndrome (AIDS) has killed more than [[25 million people]] since it was first recognized in 1981, making it one of the most destructive epidemics in recorded history. Despite recent, improved access to antiretroviral treatment and care in many regions of the world, the AIDS epidemic claimed 3.1 million [2.8–3.6 million] lives in 2005; more than half a million (570 000) were children.

The total number of people living with the human immunodeficiency virus (HIV) reached its highest level: an estimated 40.3 million [36.7–45.3 million] people are now living with HIV. Close to 5 million people were newly infected with the virus in 2005.

P. 64

“In the United States, the CDC have reported that the HIV mortality rate has steadily declined since the mid-to-late 1990s, while the incidence of infection continues to rise.”

A GLANCE AT THE HIV/AIDS EPIDEMIC

TRENDS IN AIDS DIAGNOSES AND DEATHS

During the mid-to-late 1990s, advances in treatment slowed the progression of HIV infection to AIDS and led to dramatic decreases in AIDS deaths. Although the decrease in AIDS deaths continues (3% decrease from 1999 through 2003), the number of AIDS diagnoses increased an estimated 4% during that period [2].

Better treatments have also led to an increasing number of persons in the United States who are living with AIDS. From the end of 1999 through the end of 2003, the number of persons in the United States who were living with AIDS increased from 311,205 to 405,926—an increase of 30% [2].

Estimated AIDS diagnoses, deaths, and persons living with AIDS, 1998–2002

	1999	2000	2001	2002	2003	Cumulative through 2003
Estimated AIDS diagnoses	41,356	41,267	40,833	41,289	43,171	929,985
Estimated AIDS deaths	18,491	17,741	18,524	17,557	18,017	524,060
Estimated Persons living with AIDS	311,205	334,731	357,040	380,771	405,926	NA

NA, not applicable (the category Estimated persons living with AIDS is cumulative).

REFERENCES

1.	Glynn M, Rhodes P. Estimated HIV prevalence in the United States at the end of 2003. National HIV Prevention Conference; June 2005; Atlanta. Abstract 595.

2.	CDC. HIV/AIDS Surveillance Report, 2003 (Vol. 15). Atlanta: US Department of Health and Human Services, CDC; 2004:1–46. Available at http://www.cdc.gov/hiv/stats/2003surveillancereport.pdf. Accessed March 16, 2005.

For more information...

CDC Division of HIV/AIDS Prevention

http://www.cdc.gov/hiv

CDC HIV/AIDS prevention resources

CDC-INFO

1-800-232-4636

Information about personal risk and where to

get an HIV test

CDC National HIV Testing Resources

http://www.hivtest.org

Location of HIV testing sites

CDC National Prevention Information

Network (NPIN)

1-800-458-5231

http://www.cdcnpin.org

CDC resources, technical assistance, and

publications

AIDSinfo

1-800-448-0440

http://www.aidsinfo.nih.gov

Resources on HIV/AIDS treatment and clinical trials

http://www.cdc.gov/hiv/pubs/Facts/At-A-Glance.pdf

2

P. 64

“This decrease in mortality can be attributed, in part, to the increased availability of HIV therapeutics used in the long term treatment of HIV.”

A GLANCE AT THE HIV/AIDS EPIDEMIC

TRENDS IN AIDS DIAGNOSES AND DEATHS

[[During the mid-to-late 1990s, advances in treatment slowed the progression of HIV infection to AIDS and led to dramatic decreases in AIDS deaths.]] Although the decrease in AIDS deaths continues (3% decrease from 1999 through 2003), the number of AIDS diagnoses increased an estimated 4% during that period [2].

Better treatments have also led to an increasing number of persons in the United States who are living with AIDS. From the end of 1999 through the end of 2003, the number of persons in the United States who were living with AIDS increased from 311,205 to 405,926—an increase of 30% [2].

Estimated AIDS diagnoses, deaths, and persons living with AIDS 1998–2002

	1999	2000	2001	2002	2003	Cumulative through 2003
Estimated AIDS diagnoses	41,356	41,267	40,833	41,289	43,171	929,985
Estimated AIDS deaths	18,491	17,741	18,524	17,557	18,017	524,060
Estimated Persons living with AIDS	311,205	334,731	357,040	380,771	405,926	NA

NA, not applicable (the category Estimated persons living with AIDS is cumulative).

REFERENCES

1.	Glynn M, Rhodes P. Estimated HIV prevalence in the United States at the end of 2003. National HIV Prevention Conference; June 2005; Atlanta. Abstract 595.

2.	CDC HIV/AIDS Surveillance Report, 2003 (Vol. 15). Atlanta: US Department of Health and Human Services, CDC; 2004:1–46. Available at http://www.cdc.gov/hiv/stats/2003surveillancereport.pdf. Accessed March 16, 2005.

For more information…

CDC Division of HIV/AIDS Prevention

http://www.cdc.gov/hiv

CDC HIV/AIDS prevention resources

CDC-INFO

1-800-232-4636

Information about personal risk and where to

get an HIV test

CDC National HIV Testing Resources

http://www.hivtest.org

Location of HIV testing sites

CDC National Prevention Information

Network (NPIN)

1-800-458-5231

http://www.cdcpin.org

CDC resources, technical assistance, and

publications

AIDSinfo

1-800-448-0440

http://www.aidsinfo.nih.gov

Resources on HIV/AIDS treatment and clinical

trials

http://www.gov/hiv/pubs/Facts/At-A-Glance.pdf

2

P. 64

“According to a 2005 UNAIDS/WHO report, by the end of 2004, approximately 1.2 million people in North America and 720,000 in Western and Central Europe were living with HIV.”

http://www.unaids.org/epi/2005/doc/EPIupdate2005_pdf_en/epi-update2005_ en.pdf

AIDS epidemic update: December 2005

Introduction

Regional HIV and AIDS statistics and features,

2003 and 2005

	Adults and children living with HIV	Adults and children newly infected with HIV	Adult prevalence (%)*	Adult and child deaths due to AIDS
Sub-Saharan Africa
2005	25.8 million [23.8–28.9 million]	3.2 million [2.8–3.9 million]	7.2 [6.6–8.0]	2.4 million [2.1–2.7 million]

2003	24.9 million [23.0–27.9 million]	3.0 million [2.7–3.7 million]	7.3 [6.7–8.1]	2.1 million [1.9–2.4 million]
North Africa and Middle East
2005	510 000 [230 000–1.4 million]	67 000 [35 000–200 000]	0.2 [0.1–0.7]	58 000 [25 000–145 000]

2003	500 000 [200 000–1.4 million]	62 000 [31 000–200 000]	0.2 [0.1–0.7]	55 000 [22 000–140 000]

South and South-East Asia
2005	7.4 million [4.5–11.0 million]	990 000 [480 000–2.4 million]	0.7 [0.4–1.0]	480 000 [290 000–740 000]

2003	6.5 million [4.0–9.7 million]	840 000 [410 000–2.0 million]	0.6 [0.4–0.9]	390 000 [240 000–590 000]
East Asia
2005	870 000 [440 000–1.4 million]	140 000 [42 000–390 000]	0.1 [0.05–0.2]	41 000 [20 000–68 000]

2003	690 000 [350 000–1.1 million]	100 000 [33 000–300 000]	0.1 [0.04–0.1]	22 000 [11 000–37 000]

Oceania
2005	74 000 [45 000–120 000]	8200 [2 400–25 000]	0.5 [0.2–0.7]	3600 [1700–8200]

2003	63 000 [38 000–99 000]	8900 [2 600–27 000]	0.4 [0.2–0.6]	2000 [910–4900]

Latin America
2005	1.8 million [1.4–2.4 million]	200 000 [130 000–360 000]	0.6 [0.5–0.8]	66 000 [52 000–86 000]

2003	1.6 million [1.2–2.1 million]	170 000 [120 000–310 000]	0.6 [0.4–0.8]	59 000 [46 000–77 000]

Caribbean
2005	300 000 [200 000–510 000]	30 000 [17 000–71 000]	1.6 [1.1–2.7]	24 000 [16 000–40 000]

2003	300 000 [200 000–510 000]	29 000 [17 000–68 000]	1.6 [1.1–2.7]	24 000 [16 000–40 000]

Eastern Europe and Central Asia
2005	1.6 million [990 000–2.3 million]	270 000 [140 000–610 000]	0.9 [0.6–1.3]	62 000 [39 000–91 000]

2003	1.2 million [740 000–1.8 million]	270 000 [120 000–680 000]	0.7 [0.4–1.0]	36 000 [24 000–52 000]

Western and Central Europe
2005	720 000	22 000	0.3	12 000
	[570 000–890 000]	[15 000–39 000]	[0.2–0.4]	<15 000

2003	700 000 [550 000–870 000]	20 000 [13 000–37 000]	0.3 [0.2–0.4]	12 000 <15 000

North America
2005	1.2 million	43 000	0.7	18 000
	[650 000–1.8 million]	[15 000–120 000]	[0.4–1.1]	[9 000–30 000]

2003	1.1 million [570 000–1.8 million]	43 000 [15 000–120 000]	0.7 [0.3–1.1]	18 000 [9 000–30 000]

TOTAL
2005	40.3 million [36.7–45.3 million]	4.9 million [4.3–6.6 million]	1.1 [1.0–1.3]	3.1 million [2.8–3.6 million]

2003	37.5 million [34.0–41.9 million]	4.6 million [4.0–6.0 million]	1.1 [1.0–1.2]	2.8 million [2.5–3.1 million]

3

http://www.unaids.org/epi/2005/doc/EPIupdate2005_pdf_en/epi-update2005_en.pdf

P. 64

“The FDA has approved 23 single agents for the treatment of HIV.”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

Multi-class Combination Products

Brand Name		Generic Names	Manufacturer Name	Approval Date	Time to Approval
Afripla		efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months
1	Emtriva	emtricitabine, FTC	Gilead Sciences	02-Jul-03	10 months
2	Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months
	Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months
3	Hivid	zalcitabine, dideoxcytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months
4	Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months
	Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months
	Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months
5	Videx EC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

FDA Approved HIV AIDS Drugs	Page 2 of 3

6	Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months
7	Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months
8	Zerit	stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months
9	Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months

Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)

	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
10	Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months
11	Sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months
12	Viramune	nevirapine, NVP	Boehringer Ingelheim	21-Jun-96	3.9 months

Protease Inhibitors (PIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
13	Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months
14	Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months
15	Crixivan	indinavir, IDV.	Merck	13-Mar-96	1.4 months
16	Fortovase	saquinavir (no longer marketed)	Hoffmann-La Roche	7-Nov-97	5.9 months
17	Invirase	saquinavir mesylate, SQV	Hoffmann-La Roche	6-Dec-95	3.2 months
	Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months
18	Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months
19	Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months
20	Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months
21	Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months
22	Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months

Fusion Inhibitors

	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
23	Fuzeon	enfuvirtide, T-20	Hoffmann-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV Infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

P. 64

“The FDA has approved six fixed-dose combination therapies for the treatment of HIV.”

1

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

Multi-class Combination Products

	Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
1	Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
2	Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months
	Emtriya	emtricitabine, FTC	Gilead Sciences	02-Jul-03	10 months
	Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months
3	Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months
	Hivid	zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months
	Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months
4	Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months
5	Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

2

FDA Approved HIV AIDS Drugs	Page 2 of 3

VidexEC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months
Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months
Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months
Zerit	stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months
Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months

Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)

Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months
sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months
Viramune	nevirapine, NVP	Boehringer Ingelheim	21-Jun-96	3.9 months

Protease Inhibitors (Pls)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months
	Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months
	Crixivan	indinavir, IDV.	Merck	13-Mar-96	1.4 months
	Fortovase	saquinavir (no longer marketed)	Hoffmann-La Roche	7-Nov-97	5.9 months
	Invirase	saquinavir mesylate, SQV	Hoffmann-La Roche	6-Dec-95	3.2months
6	Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months
	Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months
	Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months
	Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months
	Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months
	Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months

Fusion Inhibitors

Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
Fuzeon	eufuvirtide, T-20	Hoffmann-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

3

P. 64

“There are nine NRTIs approved by the FDA for the treatment of HIV.”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

Multi-class Combination Products

Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months
1	Emtriva	emtricitabine, FTC	Gilead Sciences	02-July-03	10 months
2	Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months
	Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months
3	Hivid	zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months
4	Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months
	Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months
	Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months
5	Videx EC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

FDA Approved HIV AIDS Drugs	Page 2 of 3

6	Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months
7	Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months
8	Zerit	stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months
9	Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months

Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)
	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
	Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months
	Sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months
	Viramune	nevirapine, NVP	Boehringer Ingelheim	21-Jun-96	3.9 months

Protease Inhibitors (Pls)
	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months
	Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months
	Crixivan	indinavir, IDV.	Merck	13-Mar-96	1.4 months
	Fortovase	saquinavir (no longer marketed)	Hoffmann-La Roche	7-Nov-97	5.9 months
	Invirase	saquinavir mesylate, SQV	Hoffmann-La Roche	6-Dec-95	3.2 months
	Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months
	Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months
	Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months
	Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months
	Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months
	Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months

Fusion Inhibitors
	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
	Fuzeon	enufvirtide, T-20	Hoffmann-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

P. 64

“There are three NNRTIs approved by the FDA for the treatment of HIV.”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

      Multi-class Combination Products

Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months
Emtriva	emtricitabine, FTC	Gilead Sciences	02-Jul-03	10 months
Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months
Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months
Hivid	zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months
Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months
Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months
Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months
Videx EC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

FDA Approved HIV AIDS Drugs	Page 2 of 3

	Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months
	Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months
	Zerit	stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months
	Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months

Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)

	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
1	Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months
2	Sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months
3	Viramune	nevirapine, NVP	Boehringer Ingelheim	21-Jun-96	3.9 months

Protease Inhibitors (Pls)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months
	Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months
	Crixivan	indinavir, IDV.	Merck	13-Mar-96	1.4 months
	Fortovase	saquinavir (no longer marketed)	Hoffmann-La Roche	7-Nov-97	5.9 months
	Invirase	saquinavir mesylate, SQV	Hoffmann-La Roche	6-Dec-95	3.2 months
	Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months
	Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months
	Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months
	Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months
	Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months
	Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months

Fusion Inhibitors

	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
	Fuzeon	enfuvirtide, T-20	Hoffmann-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

P. 64

“There are 10 PIs and one entry inhibitor approved by the FDA for the treatment of HIV.”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

Multi-class Combination Products

Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months
Nucleoside Reverse Transcriptase Inhibitors (NRTIs)
Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months
Emtriva	emtricitabine, FTC	Gilead Sciences	02-Jul-03	10 months
Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months
Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months
Hivid	zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months
Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months
Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months
Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months
Videx EC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

FDA Approved HIV AIDS Drugs	Page 2 of 3

Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months
Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months
Zerit	stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months
Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months
Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)
Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months
Sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months
Viramune	nevirapine, NVP	Boehringer Ingelheim	21-Jun-96	3.9 months

        Protease Inhibitors (Pls)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
1	Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months
2	Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months
3	Crixivan	indinavir, IDV.	Merck	13-Mar-96	1.4 months
4	Fortovase	saquinavir (no longer marketed)	Hoffmann-La Roche	7-Nov-97	5.9 months
5	Invirase	saquinavir mesylate, SQV	Hoffmann-La Roche	6-Dec-95	3.2 months
	Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months
6	Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months
7	Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months
8	Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months
9	Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months
10	Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months
Fusion Inhibitors
	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
1	Fuzeon	enfuvirtide, T-20	Hoffmann-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

P. 65

“It has been estimated that currently, lamivudine and emtricitabine are the most commonly prescribed cytidine analogs, alone or as components of fixed dose combination products.”

Country Market Assessments

In terms of sales Combivir is the leading NRTI drug and up until 2004 was also widely perceived to be the gold standard of the NRTI class. Launched in 1997 it was the first antiretroviral which combined two separate drugs lamivudine (Epivir) and zidovudine (Retrovir) into a single pill that could be taken twice-daily. In addition to the synergistic activity of its composite drugs, this reformulation allowed a reduced pill burden, which at the time was a key unmet need in HIV therapy. Combivir sales rose from $846m in 2003 to $924m in 2004 but declined to $877m in 2005 (MIDAS Sales Data, IMS Health, July 2006). This decline may be attributed to several factors such as primary resistance arising against zidovudine and the significant competition from two new NRTI combinations, Gilead’s Truvada and GSK’s own FDC Epzicom.

The launch of Viread by Gilead in 2001 with its potent activity, favorable resistance profile and once-daily dosing threatened to replace Combivir as the gold standard. Viread’s key strengths included its long half-life, (estimated to be about 17 hours in

P. 85

Chart – “FDA-Approved Therapies for the Treatment of HBV”

Hepatitis B - Main Sectin - HIV and Hepatitis.com	Page 1 of 3

FAMILY/DRUG NAME	MECHANISM	COMPANY	STATUS
Intron A (interferon alfa-2b)	Immunomodulator	Schering-Plough Madison, NJ	FDA Approved 1991

Pegasys (peginterferon alfa-2a)	Immunomodulator	Roche Switzerland	FDA Approved 2005

Epivir-HBV (lamivudine: 3TC)	Inhibits viral DNA polymerase	GlaxoSmithKline Philadelphia, PA	FDA Approved 1998

Hepsera (adefovir dipivoxil)	Inhibits viral DNA polymerase	Gilead Foster City, CA	FDA Approved 2002

Baraclude (entecavir)	Inhibits viral DNA polymerase	Bristol-Myers Squibb Princeton, NJ	FDA Approved 2005

New! Tyzeka (Telbivudine) Sabivo (Europe)	Inhibits viral DNA polymerase	Idenix Cambridge, MA	FDA Approved 2006
Emtricitabine (FTC)	Inhibits viral DNA polymerase	Gilead Foster City, CA	Phase III

Clevudine (L-FMAU)	Inhibits viral DNA polymerase	Pharmasset Princeton, NJ Bukwang South Korea Eiasai, Japan	Phase III, South Korea Phase III, US (2006)

Viread (Tenofovir)	Inhibits viral DNA polymerase	Gilead Foster City, CA	Phase III

Valtorcitabine (monoval LdC)	Inhibits viral DNA polymerase	Idenix Cambridge, MA	Phase II

Amdoxovir (DAPD)	Inhibits viral DNA polymerase	RFS Pharm LLC Tucker, GA	Phase II

ANA 380 (LB80380)	Inhibits viral DNA polymerase	Anadys San Diego, CA	Phase II

Pradefovir (Remofovir	Inhibits viral DNA polymerase	Metabasis San Diego, CA with Valeant	Phase II

RCV (Racivir)	Inhibits viral DNA polymerase	Pharmasset Princeton, NJ	Phase II
Non-Nucleoside Antivirals - Interfere with proteins involved in viral reproduction
NOV-205 (BAM 205)	Small Molecule	Novelos Newton, MA	Approved in Russia

http://www.hivandhepatitis.com/hep b/treatment chart.html	1/4/2007

P. 86

Chart – “FDA-Approved NRTIs for the Treatment of HIV”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

    Multi-class Combination Products

	Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
	Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months
1	Emtriva	emtricitabine, FTC	Gilead Sciences	02-July-03	10 months
2	Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months
	Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months
3	Hivid	zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months
4	Retrovir	zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months
	Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months
	Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months
5	Videx EC	enteric coated didanosine, ddl EC	Bristol Myers-Squibb	31-Oct-00	9 months

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

FDA Approved HIV AIDS Drugs	Page 2 of 3

6	Videx	didanosine, dideoxyinosine, ddl	Bristol Myers-Squibb	9-Oct-91	6 months

7	Viread	tenofovir disoproxil fumarate, TDF	Gilead	26-Oct-01	5.9 months

8	Zerit	Stavudine, d4T	Bristol Myers-Squibb	24-Jun-94	5.9 months

9	Ziagen	abacavir sulfate, ABC	GlaxoSmithKline	17-Dec-98	5.8 months

Nonnucleoside Reverse Transcriptase Inhibitors (NNRTIs)
	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
	Rescriptor	delavirdine, DLV	Pfizer	4-Apr-97	8.7 months

	sustiva	efavirenz, EFV	Bristol Myers-Squibb	17-Sep-98	3.2 months

	Viramune	nevirapine, NVP	Boehringer Ingelheim	21-Jun-96	3.9 months

Protease Inhibitors (Pls)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
	Agenerase	amprenavir, APV	GlaxoSmithKline	15-Apr-99	6 months

	Aptivus	tipranavir, TPV	Boehringer Ingelheim	22-Jun-05	6 months

	Crixivan	indinavir, IDV.	Merck	13-Mar-96	1.4 months

	Fortovase	Saquinavir (no longer marketed)	Hoffmann-La Roche	7-Nov-97	5.9 months

	Invirase	saquinavir mesylate, SQV	Hoffmann-La Roche	6-Dec-95	3.2 months

	Kaletra	lopinavir and ritonavir, LPV/RTV	Abbott Laboratories	15-Sep-00	3.5 months

	Lexiva	Fosamprenavir Calcium, FOS-APV	GlaxoSmithKline	20-Oct-03	10 months

	Norvir	ritonavir, RTV	Abbott Laboratories	1-Mar-96	2.3 months

	Prezista	darunavir	Tibotec, Inc.	23-Jun-06	6 months

	Reyataz	atazanavir sulfate, ATV	Bristol-Myers Squibb	20-Jun-03	6 months

	Viracept	nelfinavir mesylate, NFV	Agouron Pharmaceuticals	14-Mar-97	2.6 months

Fusion Inhibitors

	Brand Name	Generic Name	Manufacturer Name	Approval Date	Time to Approval
	Fuzeon	enufvirtide, T-20	Hoffmann-La Roche & Trimeris	13-Mar-03	6 months

Generic drugs used in the Treatment of HIV Infection

http://www.fda.gov/oashi/aids/virals.html	1/4/2007

P. 87

Chart – “FDA-Approved NRTI Combination Products”

FDA Approved HIV AIDS Drugs	Page 1 of 3

HIV and AIDS

Human Immunodeficiency Virus and

Acquired Immunodeficiency Syndrome

current August 2006

Drugs Used in the Treatment of HIV Infection

Click on drug brand name for additional information.

Multi-class Combination Products

	Brand Name	Generic Names	Manufacturer Name	Approval Date	Time to Approval
1	Atripla	efavirenz, emtricitabine and tenofovir disoproxil fumarate	Bristol-Myers Squibb and Gilead Sciences	12-July-06	2.5 months

Nucleoside Reverse Transcriptase Inhibitors (NRTIs)

	Brand Name	Generic Name(s)	Manufacturer Name	Approval Date	Time to Approval
2	Combivir	lamivudine and zidovudine	GlaxoSmithKline	27-Sep-97	3.9 months

	Emtriva	emtricitabine, FTC	Gilead Sciences	02-Jul-03	10 months

	Epivir	lamivudine, 3TC	GlaxoSmithKline	17-Nov-95	4.4 months

3	Epzicom	abacavir and lamivudine	GlaxoSmithKline	02-Aug-04	10 months

	Hivid	Zalcitabine, dideoxycytidine, ddC	Hoffmann-La Roche	19-Jun-92	7.6 months

	Retrovir	Zidovudine, azidothymidine, AZT, ZDV	GlaxoSmithKline	19-Mar-87	3.5 months

4	Trizivir	abacavir, zidovudine, and lamivudine	GlaxoSmithKline	14-Nov-00	10.9 months

5	Truvada	tenofovir disoproxil fumarate and emtricitabine	Gilead Sciences, Inc.	02-Aug-04	5 months

	Videx EC	enteric coated	Bristol Myers-Squibb	31-Oct-00	9 months

http://www.fda.gov/oashi/aids/virals html	1/4/2007